Exhibit 99.2

AIFU INC.
INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AIFU INC.

Unaudited Consolidated Balance Sheets

(In thousands, except for shares and per share data)

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
	Audited	Unaudited	Note 2(v)

ASSETS:
Current assets:
Cash and cash equivalents	31,095	33,326	4,912
Restricted cash	3,102	3,679	542
Securities available for sale, at fair value	2,450	346	51
Equity securities, at fair value	2,746	—	—
Accounts receivable, net of allowances of RMB1,858 and RMB906 as of December 31, 2025 and June 30, 2026, respectively	65,533	72,772	10,725
Contract assets, net of allowances of RMB164 and RMB160 as of December 31, 2025 and June 30, 2026, respectively	182,453	160,332	23,630
Other receivables, net	288,339	143,232	21,110
Inventories, net	—	867,560	127,863
Amounts due from a related party	13,252	13,349	1,967
Other current assets	14,809	13,967	2,058
Total current assets	603,779	1,308,563	192,858

Non-current assets:
Restricted bank deposit – non-current	16,059	15,777	2,325
Contract assets - non-current, net of allowances of RMB509 and RMB520 as of December 31, 2025 and June 30, 2026, respectively	565,418	519,695	76,594
Property, plant, and equipment, net	62,876	62,111	9,154
Deferred tax assets	8,902	12,831	1,891
Other non-current assets	237,475	41,662	6,140
Right-of-use assets	33,589	26,183	3,859
Total non-current assets	924,319	678,259	99,963
Total assets	1,528,098	1,986,822	292,821

AIFU INC.

Unaudited Consolidated Balance Sheets

(In thousands, except for shares and per share data)

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB	US$
	Audited	Unaudited	Note 2(v)
LIABILITIES AND EQUITY:
Current liabilities:
Short-term loans	56,000	55,941	8,245
Accounts payable	81,089	71,426	10,527
Accrued commissions	90,076	76,769	11,314
Insurance premium payables	6	6	1
Other payables and accrued expenses	184,722	138,837	20,462
Accrued payroll	17,940	11,803	1,740
Income taxes payable	67,020	75,509	11,129
Operating lease liabilities	15,308	12,217	1,801
Total current liabilities	512,161	442,508	65,219
Non-current liabilities:
Accrued commissions	316,419	289,604	42,681
Tax liabilities	25,701	25,701	3,788
Deferred tax liabilities	187,218	181,055	26,683
Operating lease liabilities	15,463	11,628	1,714
Total non-current liabilities	544,801	507,988	74,866
Total liabilities	1,056,962	950,496	140,085
Commitments and contingencies
Shareholders’ Equity:
Class A Ordinary shares (US$0.4 par value, 8,000,000,000 shares authorized, 671,764 shares issued and 671,764 shares outstanding as of December 31, 2025; US$0.002 par value, 8,000,000,000 shares authorized, 5,925,748 shares issued and 5,925,748 shares outstanding as of June 30, 2026)*	38,877	78	11
Class B Ordinary shares (US$0.4 par value, 2,000,000,000 shares authorized, 375,000 shares issued and 375,000 shares as of December 31, 2025; US$0.002 par value, 2,000,000,000 shares authorized, 250,000 shares issued and 250,000 shares outstanding as of June 30, 2026) *	21,373	4	1
Additional paid-in capital	401,928	1,177,809	173,588
Statutory reserves	343,026	343,026	50,556
Accumulated deficit	(235,471)	(70,418)	(10,378)
Accumulated other comprehensive loss	(91,213)	(406,582)	(59,923)
Total AIFU INC. shareholders’ equity	478,520	1,043,917	153,855
Non-controlling interests	(7,384)	(7,591)	(1,119)
Total shareholders’ equity	471,136	1,036,326	152,736
Total liabilities and shareholders’ equity	1,528,098	1,986,822	292,821

*	The number of shares as of December 31, 2025 is retrospectively restated for the 1-for-20 reverse share split effected on June 16, 2026.

The accompanying notes are an integral part of the unaudited consolidated financial statements.

AIFU INC.

Unaudited Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income

(In thousands, except for shares and per share data)

	Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
			Note 2(v)
Net revenues:
Revenues generated from Agency services	297,447	224,493	33,086
Life insurance business	267,881	209,373	30,858
Non-life insurance business	29,566	15,120	2,228
Revenues generated from sales of health and wellness products	—	1,687	248
Total net revenues	297,447	226,180	33,334
Operating costs and expenses:
Cost of Agency services	(142,567)	(96,946)	(14,288)
Life insurance business	(126,440)	(87,716)	(12,928)
Non-Life insurance business	(16,127)	(9,230)	(1,360)
Cost of Sales of health and wellness products	—	(1,651)	(243)
Total operating costs	(142,567)	(98,597)	(14,531)
Selling expenses	(23,171)	(24,926)	(3,674)
General and administrative expenses	(139,507)	(69,745)	(10,279)
Total operating costs and expenses	(305,245)	(193,268)	(28,484)
(Loss) Income from operations	(7,798)	32,912	4,850
Other (loss) income, net:
Losses from fair value change	(17,960)	(1,112)	(164)
Investment income (loss) related to the realized gain (loss) on short term investments	5,025	(804)	(118)
Gains from disposal of subsidiaries	6,313	—	—
Interest income, net	16,621	121	18
Financial cost	(2,209)	(2,956)	(436)
(Provision for) Reversal of credit losses	(487,583)	3,199	472
Others, net	22,646	24,916	3,672
(Loss) Income from continuing operations before income taxes, share of income and impairment of affiliates, net	(464,945)	56,276	8,294
Income tax expense	(8,400)	(8,200)	(1,209)
Net (loss) income from continuing operations	(473,345)	48,076	7,085
Net income from discontinued operations, net of tax	3,230	—	—
Net (loss) income	(470,115)	48,076	7,085
Less: net loss attributable to the non-controlling interests	(4,406)	(207)	(31)
Continuing operations	(4,406)	(207)	(31)
Discontinued operations	—	—	—
Net (loss) income attributable to the shareholders of the Company	(465,709)	48,283	7,116
Continuing operations	(468,939)	48,283	7,116
Discontinued operations	3,230	—	—

AIFU INC.

Unaudited Consolidated Statements of (Loss) Income and Comprehensive (Loss) Income

(In thousands, except for shares and per share data)

	Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	USD
			Note 2(v)
Net (loss) income per share attributable to ordinary shareholders of the Company — Basic and diluted *:	(1,696.4)	8.2	1.2
Continuing operations	(1,708.2)	8.2	1.2
Discontinued operations	11.8	—	—

Shares used in calculating net (loss) income per share — basic and diluted*:	274,525	5,920,686	5,920,686

Net (loss) income	(470,115)	48,076	7,085
Other comprehensive loss, net of tax:
Foreign currency translation adjustments	(471)	(2,996)	(442)
Unrealized net loss on investments	(11,418)	(195,603)	(28,828)
Total comprehensive loss	(482,004)	(150,523)	(22,185)
Less: comprehensive loss attributable to the non-controlling interests	(4,406)	(207)	(31)
Comprehensive loss attributable to the Company’s shareholders	(477,598)	(150,316)	(22,154)

*	The number of shares as of that date is retrospectively restated for the 1-for-20 reverse share split effected on June 16, 2026.

The accompanying notes are an integral part of the unaudited consolidated financial statements.

AIFU INC.

Unaudited Consolidated Statements of Changes in Shareholders’ Equity

(In thousands, except for shares and per share data)

	Share Capital				Additional	Treasury stock				Accumulated Other	Non-
	Number of		Number of		Paid-in	Number of		Statutory	Retained	Comprehensive	controlling
	Share*	Amounts	Share*	Amounts	Capital	Share	Amounts	Reserves	Earnings	Loss	Interests	Total
	Class A	RMB’000	Class B	RMB’000	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of December 31, 2024	144,917	8,678	—	—	192,760	3,404	(197)	593,691	1,789,250	(37,666)	83,939	2,630,455
Net loss	—		—	—	—	—	—	—	(465,709)	—	(4,406)	(470,115)
Foreign currency translation	—		—	—	—	—	—	—	—	(472)	—	(472)
Share-based compensation	—		—	—	15,823	—	—	—	—	—	—	15,823
Exercise of restricted share units	27,000	1,571	—	—	(1,571)	—	—	—	—	—	—	—
Disposal of subsidiaries	—		—	—	(3,399)	—	—	(47,313)	47,313	(18)	(86,801)	(90,218)
Subscriptions receivable for issuance of new shares			125,000	7,299	—	—	—	—	—	—	—	7,299
Fair value changes	—		—	—	—	—	—	—	—	(2,477)	—	(2,477)
Balance as of June 30, 2025	171,917	10,249	125,000	7,299	203,613	3,404	(197)	546,378	1,370,854	(40,633)	(7,268)	2,090,295

	Share Capital				Additional			Accumulated Other	Non-
	Number of Share*	Amounts	Number of Share	Amounts	Paid-in Capital	Statutory Reserves	Accumulated deficit	Comprehensive Loss	controlling Interests	Total
	Class A	RMB’000	Class B	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of December 31, 2025	671,806	38,877	375,000	21,373	401,928	343,026	(235,471)	(91,213)	(7,384)	471,136
Net income (loss)	—	—	—	—	—	—	48,283	—	(207)	48,076
Foreign currency translation	—	—	—	—	—	—	116,770	(119,766)	—	(2,996)
Par value amendment	—	(332,383)	—	(14,070)	346,453	—	—	—	—	—
Issuance of new shares	5,128,942	286,285	—	—	429,428	—	—	—	—	715,713
Conversion of Class B to Class A ordinary shares	125,000	7,299	(125,000)	(7,299)	—	—	—	—	—	—
Subscriptions receivable for issuance of new shares	—	—	—	—	—	—	—	—	—	—
Fair value changes	—	—	—	—	—	—	—	(195,603)	—	(195,603)
Balance as of June 30, 2026	5,925,748	78	250,000	4	1,177,809	343,026	(70,418)	(406,582)	(7,591)	1,036,326
Balance as of June 30, 2026 in US$	—	11	—	1	173,588	50,556	(10,378)	(59,923)	(1,119)	152,736

*	The amount of share capital as of December 31, 2025 is not retrospectively adjusted and the number of shares as of that date is retrospectively restated for the 1-for-20 reverse share split effected on June 16, 2026.

The accompanying notes are an integral part of the unaudited consolidated financial statements.

AIFU INC.

Unaudited Consolidated Statements of Cash Flows

(In thousands)

	Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
			Note 2(v)
Cash flows from operating activities:
Net (loss) income	(470,115)	48,076	7,085
Adjustments to reconcile net (loss) income to net cash generated from operating activities:
Depreciation expense	2,433	2,635	388
Non-cash operating lease expense	17,701	7,824	1,153
Loss on termination of operating lease	331	—	—
Allowance for (Reversal of) credit losses on financial assets	486,734	(4,153)	(611)
Share-based compensation expenses	15,823	—	—
(Gain) Loss on disposal of property, plant and equipment	(1,196)	127	19
Change in fair value of equity investments	—	24	4
Investment (income) loss	(5,025)	805	119
Net gain on disposal of subsidiaries	(9,543)	—	—
Loss on disposal of investment in an associate	4,330	—	—
Deferred taxes	(6,476)	(10,086)	(1,486)
Interest accrued for other receivables	(17,503)	—	—
Changes in operating assets and liabilities:
Accounts receivable	13,040	(6,267)	(924)
Contract assets	132,264	67,816	9,995
Other receivables	(113,270)	(6,288)	(927)
Other current assets	221,672	3,658	538
Other non-current assets	(187,284)	225	33
Accounts payable	(26,915)	(36,479)	(5,377)
Accrued commissions	(48,060)	(13,307)	(1,961)
Insurance premium payables	(278)	—	—
Other payables and accrued expenses	38,907	(45,836)	(6,756)
Accrued payroll	(6,248)	(6,157)	(907)
Income taxes payable	15,396	8,488	1,251
Lease liabilities	(17,935)	(7,344)	(1,082)
Tax liabilities	(37,298)	—	—
Net cash generated from operating activities	1,485	3,761	554

AIFU INC.

Unaudited Consolidated Statements of Cash Flows

(In thousands)

	Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
			Note 2(v)
Cash flows from investing activities:
Purchase of short-term investments	(56,943)	(3,637)	(536)
Proceeds from disposal of short-term investments	93,318	7,682	1,132
Purchase of property, plant and equipment	(1,071)	(2,032)	(299)
Proceeds from disposal of property, plant and equipment	1,374	36	5
Cash paid out for loan receivables from third parties	—	(121,539)	(17,913)
Cash received for loan receivables from third parties	—	4,740	699
Payment for business acquisitions, net of cash acquired	—	(150,018)	(22,110)
Increase in amounts due from related parties	(10,414)	(961)	(141)
Decrease in amounts due from related parties	—	686	101
Disposal of subsidiaries, net of cash disposed	(131,068)	—	—
Consideration received in respect of subsidiaries disposed of in the prior year	—	38,240	5,636
Cash received from disposal of an equity investment	354	—	—
Cash acquired on non-cash acquisitions	39	—	—
Net cash used in investing activities	(104,411)	(226,803)	(33,426)
Cash flows from financing activities:	—
Proceeds of issuance of ordinary shares	7,299	234,688	34,589
Repayment of bank and other borrowings	(52,926)	(59)	(9)
Payments of deferred offering costs	—	(1,205)	(178)
Net cash (used in) generated from financing activities	(45,627)	233,424	34,402
Net (decrease) increase in cash and cash equivalents, and restricted cash	(148,553)	10,382	1,530
Cash and cash equivalents and restricted cash at beginning of the period	245,744	50,256	7,407
Effect of exchange rate changes on cash and cash equivalents	(552)	(7,856)	(1,158)
Cash and cash equivalents and restricted cash at the end of the period	96,639	52,782	7,779
Reconciliation in amounts on the consolidated balance sheets:
Cash and cash equivalents at the end of the period	77,292	33,326	4,912
Restricted cash at the end of the period	19,347	19,456	2,867
Total of cash and cash equivalents and restricted cash at the end of the period	96,639	52,782	7,779
Supplemental disclosure of cash flow information:
Income taxes paid	(10,264)	(9,609)	(1,416)
Interests paid	—	(440)	(65)
Supplemental disclosure of non-cash information:
Right-of-use assets obtained in exchange for lease liabilities	14,988	418	62
Assets acquired through the issuance of ordinary shares	—	715,713	105,483

The accompanying notes are an integral part of the unaudited consolidated financial statements.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

(1) Organization

(a)	History of the Company and Reorganization

AIFU Inc. (the “Company”) (formally known as “AIX Inc.” and “Fanhua Inc.”) was incorporated in the Cayman Islands on April 10, 2007 and listed on the Nasdaq on October 31, 2007. On October 31, 2024, the Company changed its name from Fanhua Inc. to AIX Inc. On April 17, 2025, the Company changed its name from AIX Inc. to AIFU Inc. The Company and its subsidiaries are collectively referred to as the “Group”. The Group is principally engaged in the provision of agency services in the People’s Republic of China (the “PRC”).

The Company is a leading independent financial services platform in China, operating principally through its wholly-owned PRC subsidiaries, including Fanhua Group Company and its subsidiaries. The Group distributes life, and non-life insurance products on behalf of insurance companies through its network of licensed insurance agents. The Group’s operations expanded to include the distribution and sale of health and wellness products after the acquisition of a premium inventory of dark tea products on January 9, 2026. As of June 30, 2026, the Group identified two reportable segments:(i) the insurance agency segment: (2) health and wellness segment.

As of June 30, 2026, the Company, through Fanhua Group Company, had controlling equity ownership in one insurance sales services company with a national operating license, three regional insurance agencies and two insurance brokerage firms.

Reverse Share Split

On May 21, 2025, the Company effected a 1-for-400 reverse share split, with fractional shares rounded up to the nearest whole share. (“First Reverse Share Split”)

On June 16, 2026, the Company effected a 1-for-20 reverse share split, with fractional shares rounded up to the nearest whole share (“Second Reverse Share Split”, together with First Reverse Share Split, collectively referred to as “Reverse Share Splits”)

Unless otherwise indicated, all share, per share amounts and prices herein for all periods presented have been retroactively adjusted to reflect the cumulative effect of these Reverse Share Splits.

The following transactions have materially affected the composition, scope of consolidation, or control of the Company.

In January 2025, the Group disposed of its 100% equity interests in Guangdong Meidiya Investment Co., Ltd. (“Meidiya”), which held approximately 44.7% of the equity interests of Fanhua Insurance Surveyors & Loss Adjustors Co., Ltd. (“FHISLA”) and its subsidiaries (collectively referred to as the “Disposal Group”), to a third party for a total cash consideration of RMB30,240. The Disposed Group historically constituted the Group’s claims-adjusting segment, over which the Group exercised control through a series of act-in-concert arrangements. Accordingly, the Group deconsolidated the Disposed Group with effect from January 1, 2025 and no longer conducts any operations in the claims-adjusting business.

On December 27, 2024, as part of the share exchange transaction with BGM Group Ltd. (“BGM”), the Group transferred all of its interests in Fanhua RONs (Beijing) Technology Co., Ltd. (“Fanhua RONS Technologies”) and Shenzhen Xinbao Investment Co., Ltd. (“Xinbao Investment”) and its subsidiaries (the “former VIEs”) to BGM in exchange for Class A ordinary shares of BGM. The historical contractual arrangements among (x) the Group’s wholly-owned PRC subsidiary Fanhua Group Company and Fanlian Investment, (y) the former consolidated VIEs, and (z) the individual nominee shareholders of the consolidated VIEs (the “Contractual Arrangements”) were subsequently terminated. The Group has had no VIE structure since that date.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

Change of Control

On December 27, 2023, securities exchange agreements (the “Agreements”) were entered into by and among MAASE Inc. (“MAASE”, formerly known as “Highest Performances Holdings Inc.” and “Puyi Inc.”) and certain shareholders of the Company (the “Selling Shareholders”). Pursuant to the Agreements, MAASE issued and allotted to the Selling Shareholders an aggregate of 3,156,814 MAASE’s Class A ordinary shares (as adjusted for MAASE’s 1-for-90 reverse share split effective June 20, 2025), and in exchange, the Selling Shareholders sold to MAASE an aggregate of 71,029 Class A ordinary shares of the Company that they beneficially owned (the “Transaction”). The transaction was closed on December 31, 2023. As a result, MAASE became the controlling shareholder of the Company, owning approximately 50.07% of the Company’s equity interests at that date.

On January 2, 2025, the Company issued 125,000 Class B ordinary shares, of which 63,750 to MAASE and 61,250 were issued to Infinew Limited, at a price of US$8 per share, for a total consideration of US$1,000. As a result, MAASE owned 51.67% of the Company’s equity interests, representing 51.01% of the Company’s voting power at that date. On March 17, 2026 and May 6, 2026, MAASE and Infinew Limited each converted all of their respective Class B ordinary shares to Class A ordinary shares on a one-for-one basis.

On December 22, 2025, the Company issued 250,000 Class B ordinary shares to Expansion Group Ltd (“Expansion”), at a price of US$8 per share, for a total consideration of US$2,000, pursuant to a share subscription agreement dated November 7, 2025. As a result, Expansion replaced MAASE to become the controlling shareholder of the Company, owning approximately 23.88% of the Company’s equity interests and approximately 65.49% of the Company’s voting power at that date.

As of June 30, 2026, Expansion owned approximately 4.05% of the Company’s equity interests and 80.87% of the aggregate voting power of the Company and remained to be the controlling shareholder of the Company.

(2) Summary of Significant Accounting Policies

(a)	Basis of Presentation and Consolidation

The unaudited consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The unaudited consolidated financial statements include the financial statements of the Company, all of its subsidiaries and those VIEs of which the Company is the primary beneficiary from the dates they were acquired or incorporated. All intercompany balances and transactions have been eliminated in consolidation. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Before December 27, 2024, in order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates certain of its businesses which are subject to restrictions in the PRC through PRC domestic companies, whose equity interests are held by certain individuals (“Nominee Shareholders”). The Group obtained control over these PRC domestic companies by entering into a series of contractual arrangements with these PRC domestic companies and their respective Nominee Shareholders. Management concluded that these PRC domestic companies are former consolidated VIEs of the Group, of which the Group is the primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements. See Note 13 for details.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates and assumptions using the currently available information. Changes in facts and circumstances may cause the Group to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. The Group bases its estimates on past experiences and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are used when accounting for items and matters including, but not limited to, estimates on variable renewal commissions for long-term life insurance products, allowance for credit losses, valuation and recognition of share-based compensation expenses, the useful lives of property, plant and equipment, impairment of long-lived assets, short term investment and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

(c)	Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand and bank deposits, which have original maturities of three months or less, and that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates.

In its capacity as an insurance agent, the Group collects premiums from the insureds and remits the premiums to the appropriate insurance companies. Accordingly, as reported in the unaudited consolidated balance sheets, “premiums” are receivables from the insureds of RMB3 as of December 31, 2025 and RMB448 as of June 30,2026, respectively. Unremitted net insurance premiums are held in a fiduciary capacity until disbursed by the Group. The Group invests these unremitted funds only in cash accounts held for a short term and reports such amounts as restricted cash in the unaudited consolidated balance sheets. Also restricted cash balance includes guarantee deposit required by the National Financial Regulatory Administration which replaces the China Banking and Insurance Regulatory Commission as the regulatory body since May 2023 in order to protect insurance premium appropriation by insurance agency which is restricted as to withdrawal for other than current operations. Thus, the Group classified the balance for guarantee deposit as a non-current asset. The balance for guarantee was RMB19,158 as of December 31, 2025 and RMB19,008 as of June 30,2026, respectively.

(d)	Short Term Investments

All investments with original maturities less than twelve months or investments that are expected to be realized in cash during the next twelve months are classified as short-term investments. The Group accounts for short-term debt investments in accordance with ASC Topic 320, Investments – Debt Securities (“ASC 320”). The Group classifies the short-term investments in debt securities as held-to-maturity or available-for-sale, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

The Group evaluates each individual available-for-sale debt securities periodically for impairment. For investments where the Group does not intend to sell, the Group evaluates whether a decline in fair value is due to deterioration in credit risk. Credit-related impairment losses, not to exceed the amount that fair value is less than the amortized cost basis, are recognized through an allowance for credit losses on the unaudited consolidated balance sheets with corresponding adjustment in the unaudited consolidated statements of (loss) income and comprehensive (loss) income. Subsequent increases in fair value due to credit improvement are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. Any decline in fair value that is non-credit related is recorded in accumulated other comprehensive loss as a component of shareholder’s equity. As of June 30, 2026, there were no investments held by the Group that had been in continuous unrealized loss position.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

An impairment loss on short term investments of nil was identified for the six months ended June 30, 2025 and 2026, respectively.

(e)	Accounts Receivable and Contract Assets, net

Accounts receivable are recorded at the amount that the Group expects to collect and do not bear interest. Accounts receivables represent fees receivable on agency services primarily from insurance companies. For life insurance products, there is generally a 10 to 15 days hesitation period after an initial placement of a life insurance policy, during which the policyholder has a legal right to unconditionally cancel the effective policy. Contract assets are recorded when a long-term life insurance policy becomes effective, of which, the portion in relation to initial commissions earned is reclassified to accounts receivable upon the hesitation period expires; and the remaining portion arising from estimated renewal commissions will be reclassified to accounts receivable once the initial policy has been renewed and/or the Group has achieved certain renewal target in subsequent years within the renewal term of the policy. Accounts receivable are generally settled within 90 days since the initial recognition pursuant to the payment terms in the contract with customers, of which a minor portion relating to bonus earned based on annual performance condition is settled within one year.

The Group evaluates the collectability of its accounts receivable and contract assets based on a combination of factors. The Group generally does not require collateral on trade receivables and contract assets as the majority of the Group’s customers are large, well-established insurance companies. The allowance of credit losses for accounts receivable and contract assets is based upon the current expected credit losses (“CECL”) model by pooling accounts receivable and contract assets into various age buckets. The entire contract assets balance is included in the bucket of within 1 year. The expected credit loss rates applied range from 0.01% to 100%. In assessing the CECL, the Group considers both quantitative and qualitative information that is reasonable and supportable, including relevant available information from internal and external sources, related to past events, historical credit loss experience, current and future economic events as well as other conditions that may be beyond the Group’s control. Credit loss expenses are assessed quarterly and included in general and administrative expense on the unaudited consolidated statements of (loss) income and comprehensive (loss) income. Accounts receivable that are deemed uncollectible when all collection efforts have been exhausted are written off against the allowance for credit loss.

Accounts receivable and contract assets, net is analyzed as follows:

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB
Accounts receivable	67,391	73,678
Contract assets (See Note 2(r))	748,544	680,707
Allowance for expected credit losses	(2,531)	(1,586)
Accounts receivable and contract assets, net	813,404	752,799

The following table summarizes the movement of the Group’s allowance for expected credit losses of accounts receivable and contract assets:

	For six months ended June 30,
	2025	2026
	RMB	RMB
Balance at the beginning of the period	1,186	2,531
Current period provision for expected credit losses	751	—
Write-offs	—	(945)
Balance at the end of the period	1,937	1,586

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

(f)	Inventories, net

Inventories are stated at the lower of cost and net realizable value. Costs include the cost of raw materials, freight-in, direct labor and related production overhead. The cost of inventories is calculated using the first-in, first-out (FIFO) method. Any excess of the cost over the net realizable value of each inventory item is recognized as a provision for diminution in the value of inventories. Net realizable value is the estimated selling price in the normal course of business less reasonably predictable costs to completion, disposal, and transportation. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

(g)	Property, Plant and Equipment, net

Property, plant and equipment are stated at cost. Depreciation are calculated using the straight-line method over the following estimated useful lives, taking into account residual value:

	Estimated useful lives (Years)	Estimated residual value
Building	20-36	0%
Office equipment, furniture and fixtures	3-5	0%-3%
Motor vehicles	4-10	0%-3%
Leasehold improvements	5	0%

Direct costs that are related to the construction of property, plant and equipment incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Construction in progress is transferred to specific property, plant and equipment items and the depreciation of these assets commences when the assets are ready for their intended use. As of December 31, 2025 and June 30, 2026, construction in progress were primarily relating to the office buildings under construction.

The depreciation methods and estimated useful lives are reviewed regularly. The following table summarizes the depreciation expense recognized in the unaudited consolidated statements of (loss) income and comprehensive (loss) income:

	For the six months ended June 30,
	2025	2026
	RMB	RMB
Selling expenses	28	20
General and administrative expenses	2,405	2,615
Depreciation expense	2,433	2,635

(h)	Business combinations and non-controlling interests

The Group evaluates acquisitions of assets to assess whether the transaction should be accounted for as a business combination or an asset acquisition. In determining whether a particular set of activities and assets constitutes a business, the Group assesses whether the acquired set of assets and activities includes, at a minimum, an input and a substantive process, and whether it has the ability to produce outputs. The Group applies a ‘screen test’ that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The test is met if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

Transactions in which the acquired is considered a business are accounted for as a business combination as described below. Conversely, transactions not considered as business acquisition are accounted for as acquisition of assets and liabilities. In such transactions, the cost of acquisition is allocated proportionately to the acquired identifiable assets and liabilities, based on their proportionate fair value on the acquisition date. In an asset acquisition, no goodwill is recognized.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The consideration transferred in a business combination is measured as the aggregate of the acquisition-date fair value of the assets transferred, liabilities incurred by the Group to the selling shareholders of the acquiree, and the equity interests issued by the Group. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair value as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the consideration transferred, the fair value of any non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree, is recorded as goodwill.

The consideration for the Group’s business acquisitions may include future payments that are contingent upon the occurrence of a particular event or events. Contingent consideration also takes the form of a right of the Group to the returns of previously transferred assets or issued equity interests from the sellers of the acquired business. Both the rights and obligations for such contingent consideration returns and payments are recorded at fair value on the acquisition date. The Group’s contingent right to receive a return of some equity interests issued (i.e., contingently returnable shares) is recognized as an asset and measured at fair value. The Group’s obligation to pay contingent consideration is recognized and classified as a liability and measured at fair value. The contingent consideration rights and obligations are subsequently evaluated each reporting period with changes in fair value recognized as a gain or loss and recorded within change in the fair value of contingent assets and liabilities in the unaudited consolidated statements of (loss) income and comprehensive (loss) income.

For the Group’s majority-owned subsidiaries and subsidiaries of former VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Group. Consolidated net income on the unaudited consolidated statements of (loss) income and comprehensive (loss) income includes the net income attributable to non-controlling interests. The cumulative results of operations attributable to non-controlling interests, are recorded as non-controlling interests on the Group’s unaudited consolidated balance sheets.

(i)	Goodwill and Other Intangible Assets

Goodwill

Goodwill represents the excess of purchase price over fair value of the identifiable net assets of businesses acquired in a business combination. Goodwill is not amortized and the Group assesses goodwill for impairment in accordance with ASC Subtopic 350-20, Intangibles-Goodwill and Other: Goodwill (“ASC 350-20”), which requires goodwill to be tested for impairment at the reporting unit level at least annually and more frequently upon the occurrence of certain events, as defined by ASC 350-20. For the six months ended June 30, 2025, the Group operated in one reporting unit. For the six months ended June 30, 2026, the Group operated in two reporting units.

The impairment test is performed as of year-end or if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount by comparing the fair value of a reporting unit with its carrying value. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not impaired and no further testing is required. If the fair value of the reporting unit is less than the carrying value, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Estimates of fair value are primarily determined by using discounted cash flows. Discounted cash flows method is dependent upon assumptions of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates and the discount rate applicable to future cash flows. The Group recorded an impairment loss on goodwill of nil and nil for the six months ended June 30, 2025 and 2026, respectively.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

Intangible Assets

Identifiable intangibles assets are required to be determined separately from goodwill based on their fair values. In particular, an intangible asset acquired in a business combination should be recognized as an asset separate from goodwill if it satisfies either the “contractual-legal” or “separability” criterion. Intangible assets with a finite economic life are carried at cost less accumulated amortization. The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives on a straight-line basis.

The estimated useful lives for the Group’s intangible assets are as follows:

Estimated useful lives (Years)
Software	3
Non-compete agreements	5.8 - 6
Agent resources	2.8 - 3
Brokerage license	20

(j)	Investment in Affiliates

The Group uses the equity method of accounting for investments in which the Group has the ability to exercise significant influence but does not have the controlling ability.

On April 1, 2024, BWWS Limited (“BWW”), a wholly-owned subsidiary of the Group, disposed of its controlling financial interests in its majority-owned subsidiaries Brave Moon Limited (“BML”) and Avantech Solutions Limited (“Avantech”) to the minority shareholder through entering into a supplement joint venture agreement (the “Joint Venture Agreement”) to share the power with the other shareholder to jointly control the strategic operating, investing, and financing decisions over BML and Avantech. The Group accounted for the investments using the equity method and the fair value of the retained interests as of the date of joint control forms the basis for the initial measurement. The Group therefore recorded an investment loss of RMB79 in others, net in the consolidated statement of income and comprehensive income (loss) and derecognized the non-controlling interests in BML and Avantech which are not attributable, directly or indirectly, to the Group amounting to RMB6,438 in the consolidated statement of changes in shareholders’ equity for the year ended December 31, 2024. In May 2025, The Group disposed of all of its shares in BML and Avantech to the minority shareholder for a cash consideration of RMB354 and recorded a disposal loss of RMB4,330.

On November 27, 2024, the Group’s wholly owned subsidiary entered into transaction agreements with BGM to exchange its equity shares in Xinbao Investment and Fanhua RONS Technologies. At the completion of the transaction, the Group acquired 69,995,661 Class A ordinary shares of BGM, accounting for 72% of its equity interest and 3.4% of voting right at that date.

On April 30, 2025, the Group transferred 53,466,331 Class A ordinary shares of BGM to third parties for US$106,900. Following the transaction, the Group no longer exerted significant influence over BGM and accounted for the remaining Class A ordinary shares as non-current assets, measured at the fair value of the equity interests exchanged (see Note 3 for details).

The Group continually reviews its investment in equity investees to determine whether a decline in fair value to an amount below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as the stock price of the investee and its corresponding volatility, if publicly traded, the Group’s intent and ability to hold the investment until recovery, and changes in the macro-economic, competitive and operational environment of the investee. If the decline in fair value is deemed to be other-than-temporary, the carrying value of the equity investee is written down to fair value.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

(k)	Long-term Investments

Other non-current assets mainly represent long-term equity investments accounted for under the measurement alternative method and an investment in debt securities classified as held-to-maturity which is measured at amortized cost.

Equity securities without readily determinable fair value

The Group has long-term investments in equity security of certain privately held companies which the Group exerts no significant influence or a controlling interest. As a result of adoption of “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU 2016-01”) in January 1, 2019, equity securities without readily determinable fair values that do not qualify for the practical expedient in ASC 820, Fair Value Measurements and Disclosure to estimate fair value using the net asset value per share (or its equivalent) of the investment, are measured and recorded using a measurement alternative that measures the securities at cost less impairment, if any, plus or minus changes resulting from qualifying observable price changes. Significant judgments are required to determine whether observable price changes are orderly transactions and identical or similar to an investment held by the Group.

During each reporting period, the Group makes a qualitative assessment considering impairment indicators to separately evaluate whether each of its equity securities without readily determinable fair value is impaired. Impairment indicators that the Group considers include, but are not limited to a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, factors such as negative cash flows from operations and working capital deficiencies that raise significant concerns about the investee’s ability to continue as a going concern, current economic and market conditions and other specific information. If a qualitative assessment indicates that the investment is impaired, the entity has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in earnings equal to the difference between the carrying value and fair value.

The Group recorded an impairment of nil and nil during the six months ended June 30, 2025 and 2026, respectively, in the unaudited consolidated statements of (loss) income and comprehensive (loss) income.

Investment in debt securities with embedded features

As of December 31, 2025, the Group held a two-year-term debt security valued at RMB125,000 with a fixed return rate of 6% and an additional earning right contingently upon certain conditions met within the contract term. The Group considered the host contract as a debt security and classified the investment as a held-to-maturity security which is measured subsequently at amortized cost as the Group has the positive intent and ability to hold it to maturity. As of June 30, 2026, the debt security was recorded in other non-current assets, net of the consolidated balance sheets.

The Group evaluated the additional earning right as a derivative instrument that is “embedded” to the host contract in accordance with ASC 815. The Group considered the stated and implied substantive features of the contract as well as the economic characteristics and risks of the hybrid instrument and determined that the additional earning right be considered as an embedded derivative separated from the host contract and accounted it for as a derivative instrument. The Group classified the embedded derivative measured at fair value and change in fair value is charged through profit or loss. As of December 31, 2025 and June 30, 2026, the fair value of the embedded derivative was immaterial.

The Group recorded impairment loss on investment in debt securities of nil and nil during the six months ended June 30, 2025 and 2026, respectively, in the unaudited consolidated statements of (loss) income and comprehensive (loss) income.

(l)	Impairment of Long-Lived Assets

Property, plant, and equipment and intangible assets with definite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying value of the asset exceeds the fair value of the asset. The Group recorded impairment on long-lived assets of nil and nil for the six months ended June 30, 2025 and 2026.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

(m)	Insurance Premium Payables

Insurance premium payables are insurance premiums collected on behalf of insurance companies but not yet remitted as of the balance sheet dates.

(n)	Treasury Shares

Treasury shares represent ordinary shares repurchased by the Group that are no longer outstanding and are held by the Group. The repurchased ordinary shares are recorded whereby the total par value of shares acquired is recorded as treasury stock and the difference between the par value and the amount of cash paid is recorded in additional paid-in capital. If additional paid-in capital is not available or is not sufficient, the remaining amount is to reduce retained earnings. Ordinary shares issued in business combinations through an exchange of equity interests that are subsequently returned to the Group are also accounted for treasury shares. The Group had nil and nil treasury shares as of December 31,2025 and June 30, 2026.

(o)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carryforwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Group records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Group recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Group recognizes interest and penalties related to unrecognized tax benefits, if any, on the income tax expense line in the accompanying unaudited consolidated statements of (loss) income and comprehensive (loss) income. Accrued interest or penalties are included on the other tax liabilities line in the consolidated balance sheets.

(p)	Share-based Compensation

All forms of share-based payments to employees and nonemployees, including restricted share units, stock options and stock purchase plans, are treated the same as any other form of compensation by recognizing the related cost in the unaudited consolidated statements of (loss) income and comprehensive (loss) income. The Group recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, provided that the amount of compensation cost recognized at any date must at least equal to the portion of the grant-date value of the award that is vested at that date. For awards with both service and performance conditions, if each tranche has an independent performance condition for a specified period of service, the Group recognizes the compensation cost of each tranche as a separate award on a straight-line basis; if each tranche has performance conditions that are dependent of activities that occur in the prior service periods, the Group recognizes the compensation cost on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards. The Group has made an accounting policy election to account for forfeitures when they occur for an award with only service conditions. For an award with a performance condition, the Group continues to assess at each reporting period whether it is probable that the performance condition will be achieved. No compensation cost is recognized for instruments that employees and nonemployees forfeit because a service condition or a performance condition is not satisfied.

Employee share-based compensation

Compensation cost related to employee stock options or similar equity instruments is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. If an award requires satisfaction of one or more performance or service conditions (or any combination thereof), compensation cost is recognized if the requisite service is rendered, while no compensation cost is recognized if the requisite service is not rendered.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

Nonemployee share-based compensation

Consistent with the accounting requirement for employee share-based compensation, nonemployee share-based compensation within the scope of Topic 718 are measured at grant-date fair value of the equity instruments, which the Group is obligated to issue when the service has been rendered and any other conditions necessary to earn the right to benefit from the instruments have been satisfied.

(q)	Employee Benefit Plans

As stipulated by the regulations of the PRC, the Group’s subsidiaries in the PRC participate in various defined contribution plans organized by municipal and provincial governments for its employees. The Group is required to make contributions to these plans at a percentage of the salaries, bonuses and certain allowances of the employees. Under these plans, certain pension, medical and other welfare benefits are provided to employees. The Group has no other material obligation for the payment of employee benefits associated with these plans other than the annual contributions described above. The contributions are charged to the unaudited consolidated statements of (loss) income and comprehensive (loss) income as they become payable in accordance with the rules of the above mentioned defined contribution plans.

(r)	Revenue Recognition

The Group recognizes revenue when its customer obtains control of promised goods or services in an amount that reflects the consideration which the Group expects to receive in exchange for those goods or services. For revenue recognition, the Group evaluates the arrangements within the scope of Topic 606 and performs the following five steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group’s revenue from contracts with insurance companies is derived principally from the provision of agency and claims adjusting services, and insurance companies are defined as the Group’s customers under ASC 606 “Revenue from Contracts with Customers” (“ASC 606”). The Group disaggregates its revenue from different types of service contracts with customers by principal service categories, as the Group believes it best depicts the nature, amount, timing and uncertainty of its revenue and cash flows. See Note 22 for detailed disaggregated revenue information that is disclosed for each reportable segment.

The following is a description of the accounting policy for the principal revenue streams of the Group.

Insurance agency services revenue

The Group derives agency revenue serving as a sales agent to distribute various life insurance and property and casualty (“P&C”) insurance products on behalf of insurance companies by which the Group is entitled to receive an initial commission from the insurance companies based on the premium paid by the policyholders for the related insurance policy sold. For life insurance agency, the Group is also entitled to renewal commissions when the policyholder renews the policy within the renewal term of the original policy as such life insurance products are typically long-term products.

The Group has identified its promise to sell insurance products on behalf of an insurance company as the performance obligation in its contracts with the insurance companies. The Group’s performance obligation to the insurance company is satisfied and revenue is recognized at a point in time when an insurance policy becomes effective. Specifically for life insurance agency business, certain contracts include the promise to provide certain post-sales administrative services to policyholders on behalf of the insurance company, such as responding to the policyholder inquiries, facilitating the renewal process and/or gathering information from the policyholder to assist the insurance companies to update the contact information of the policy holder, the Group has concluded such services are administrative in nature and immaterial, and none of these activities on their own results in a transfer of a goods or services to the insurance company in the context of the contract. Accordingly, no performance obligation exists after a policy becomes effective.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

Initial placement of an insurance policy

The Group recognizes agency revenue related P&C insurance products (which is short term in nature and related premiums are collected upfront) when an insurance policy becomes effective. The commission to be earned is required to be partially refunded contingently on policy cancellations. Based on its past experience, subsequent commission adjustments in connection with P&C insurance policy cancellations have been de minims to date, and are recognized upon notification from the insurance carriers. Actual commission and fee adjustments in connection with the cancellation of P&C insurance policies were 0.1% and 0.1% of the total commission and fee revenues for the six months ended June 30, 2025 and 2026, respectively.

For life insurance products, there is generally a 10 to 15 days hesitation period after an initial placement of a life insurance policy, during which the policyholder has a legal right to unconditionally cancel the effective policy regardless of the reasons. According to relevant terms of the insurance agency contracts with customers, the Group reconciles information of policies sold which also includes policies that have been cancelled by policyholders within the hesitation period, with the insurance companies on a monthly basis. Therefore, the Group estimates cancellation of policies that have become effective but are still within the hesitation period based on subsequent actual data at each reporting date. The cancellation of an effective life insurance policy by the policyholder after the hesitation period does not require the Group to refund initial commission to insurance companies, but rather impacts the Group’s estimate on future commission related to renewal(s) of the policy.

In addition, for life insurance agency, the Group may receive a performance bonus from insurance companies as agreed and per contract provisions. Once the Group achieves a certain sales volume based on respective agency agreements, the bonus will become due. Performance bonus represents a form of variable consideration associated with certain sales volume, for which the Group earns commissions. The Group estimates the amount of consideration with a constraint applied that will be received in the coming year such that a significant reversal of revenue is not probable, and includes performance bonus as part of the transaction price. For the six months ended June 30, 2025 and 2026, the Group recognized contingent performance bonus of RMB31 and RMB24, respectively.

Renewals of a life insurance policy

For the long-term life insurance products, in addition to the initial commission earned, the Group is also entitled to subsequent renewal commission and compensation, and renewal performance bonus which represents variable considerations and are contingent on future renewals of initial policies or the Group achieves its performance target.

When making estimates of the amount of variable consideration to which the Group expects to be entitled, the Group uses the expected value method and evaluates many factors, including but not limited to, insurance companies mix, product mix, renewal term of various products, renewal premium rates and commission rates, to determine the method(s) of measurement, relevant inputs and the underlying assumptions. The Group considers constraints as well when determining the amount which should be included in the transaction price.

The Group performs ongoing evaluation of the appropriateness of the constraint applied and will consider the sufficiency of evidence that would suggest that the long-term expectation underlying the assumptions has changed. The Group makes an estimate of variable considerations over the portfolio of contracts based on accumulated historical data and experiences. The estimated renewal commissions are contingent on future renewals of initial policies or achievement of certain performance targets. Given the material uncertainty around the future renewal of the insurance policies, the estimated renewal commissions expected to be collected are recognized as revenue only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved. The judgment and assumptions are continuously re-evaluated and adjusted as needed along with the accumulation of historical experiences and data when new information becomes available. Actual renewal commissions in the future may differ significantly from those previously estimated.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

Revenue from sales of health and wellness products

The Group enters into contracts with customers for the sale of dark tea products. Each contract is assessed at inception and is determined to contains a single performance obligation, which is the promise to transfer the products to customers. This performance obligation is distinct and separately identifiable from any other promises within the contract and is satisfied at a point in time when control of the promised products transfers to the customer, which generally occurs upon delivery and acceptance of the products by the customer, in accordance with ASC 606-10-25-30. Revenue is recognized at that point in time.

The Group’s sales contracts generally provide that if the products do not conform to the contract requirements or have quality defects, the customer is required to return the goods within three business days. This represents a limited right of return. The Group estimates expected returns based on historical return experience and other relevant factors, and recognizes a refund liability and a corresponding return asset, with a corresponding adjustment to cost of sales, in accordance with ASC 606.Historically, product returns have been immaterial. The existence of this limited right of return does not preclude recognition of revenue upon transfer of control, as the right of return is accounted for as variable consideration.

The Group acts as principal in these arrangements pursuant to ASC 606-10-55-36 through 55-40, as the Group (1) is the primary obligor responsible for fulfilling the promise to deliver the products to the customers; (2) bears inventory risk and customer credit risk;(3) has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the products before they are transferred to the customer; and (4) has discretion in establishing the selling price of the products.

Insurance claims adjusting services revenue

For insurance claims adjusting services, performance obligations are considered met and revenue is recognized when the services are rendered and completed, at the time loss adjusting reports are confirmed being received by insurance companies. The Group does not accrue any service fee before the receipt of an insurance company’s acknowledgement of receiving the adjusting reports. Any subsequent adjustments in connection with discounts which have been de minims to date are recognized in revenue upon notification from the insurance companies. In January 2025, the Group divested its entire equity interest in Guangdong Meidiya Investment Co., Ltd. and its subsidiaries, which comprised the Group’s claims-adjusting segment. Since completion of the disposal, the Group has ceased providing claims adjusting services (see Note 4 for details)

Contract balances

The Group’s contract balances include accounts receivable and contract asset. The balances of accounts receivable as of December 31,2025 and June 30, 2026 are all derived from contracts with customers.

The Group recognized revenues and correspondent contract assets derived from estimated renewal commissions for selling long-term life insurance products because it is entitled to payments of the subsequent renewal commissions which are contingent on future renewals of initial policies and/or the achievement of its performance target set forth in relation to future renewals other than the passage of time. Accordingly, the Group presented contract assets separately in the unaudited consolidated balance sheets which include both the amount derived from estimated renewal commissions and the amount of commissions in relation to policies that are still within the hesitation period by the period-end date. The contract assets balance will be reclassified to accounts receivable once the initial policies have been renewed and/or the Group has achieved certain renewal target in subsequent years within the renewal term of the policies, or upon the hesitation period expires.

Practical expedients and exemptions

The Group generally expenses sales commissions when incurred because the amortization period would have been one year or less. These costs are recorded within sales and marketing expenses in the unaudited consolidated statements of (loss) income and comprehensive (loss) income, as the amortization period is less than one year and the Group has elected the practical expedient included in ASC 606.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

The Group has applied the optional exemption provided by ASC 606 to not disclose the value of remaining performance obligations not yet satisfied as of period end for contracts with original expected duration of one year or less.

Value-added tax and surcharges

The Group presents revenue net of tax surcharges and value-added taxes incurred. The tax surcharges amounted to RMB1,784 and RMB1,230 for the six months ended June 30, 2025 and 2026, respectively.

Total value-added taxes paid by the Group during the six months ended June 30, 2025 and 2026 amounted to RMB11,288 and RMB10,946 respectively.

(s)	Fair Value of Financial Instruments

Fair value is considered to be the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs may be used to measure fair value include:

Level 1	Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2	Applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3	Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of the Group’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, insurance premium payables, other receivables, short-term loan, accounts payable and other payables, approximate their fair values due to the short-term nature of these instruments.

The carrying amounts of the long-term receivables and payables approximate their fair value as the interest rates are comparable to the prevailing interest rates in the market.

Measured at fair value on a recurring basis

As of December 31, 2025 and June 30, 2026, information about inputs into the fair value measurements of the Group’s assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to their initial recognition is as follows.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

		Fair Value Measurements at Reporting Date Using
Description	As of December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments - debt security	2,450	—	2,450	—
Investments – equity security recorded within other current assets and other non-current assets	239,565	2,746	—	236,819

		Fair Value Measurements at Reporting Date Using
Description	As of June 30, 2026	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	RMB	RMB	RMB	RMB
Short-term investments - debt security	346	—	346	—
Investments – equity security recorded within other current assets and other non-current assets	41,247	19	—	41,228

The majority of debt security consists of investments in bank financial products, trust products and asset management plans that normally pay a prospective fixed rate of return. These investments are recorded at fair values on a recurring basis. The Group measured these investments at fair values and the unrealized gains or losses from the changes in fair values are included in accumulated other comprehensive loss, at the balance sheet date. It is classified as Level 2 of the fair value hierarchy since fair value measurement at the reporting date is benchmarked against fair value of comparable investments. The Group identified credit-related impairment losses of nil and nil on trust products during the six months ended June 30, 2025 and 2026, reflecting reduced liquidity and lower recovery expectations for the underlying assets.

The Group measures its equity investments with readily determinable fair value at its quoted price in active markets. There were no transfers into or out of Level 1 and Level 2 during the six months ended June 30, 2025 and 2026.

Measured at fair value on a non-recurring basis

The Group measures certain assets, including equity securities without readily determinable fair values, equity method investments and intangible assets, at fair value on a nonrecurring basis when they are deemed to be impaired. The fair values of these investments and intangible assets are determined based on valuation techniques using the best information available, and may include management judgments, future performance projections, etc. An impairment charge to these investments is recorded when the cost of the investment exceeds its fair value and for equity method investments, this condition is determined to be other-than-temporary. Impairment charge to the intangible assets is recorded when their carrying amounts may not be recoverable.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

(t )	Foreign Currencies

The functional currency of the Company is the United States dollar (“USD”). Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income or loss in the unaudited consolidated statements of (loss) income and comprehensive (loss) income. The Group has chosen the Renminbi (“RMB”) as their reporting currency.

The functional currency of most of the Company’s subsidiaries is RMB. Transactions in other currencies are recorded in RMB at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies are translated into RMB at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are recorded in the unaudited consolidated statements of (loss) income and comprehensive (loss) income.

.

(u)	Foreign Currency Risk

The RMB is not a freely convertible currency. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of RMB is subject to changes in central government policies and international economic and political developments that affect supply and demand in the China Foreign Exchange Trading System market of cash and cash equivalents and restricted cash. The Group had aggregate amounts of RMB44,395 and RMB53,137 of cash and cash equivalents and restricted cash denominated in RMB as of December 31, 2025 and June 30, 2026, respectively.

(v)	Translation into USD

The consolidated financial statements of the Group are stated in RMB. Translations of amounts from RMB into USD are solely for the convenience of the readers outside of China and were calculated at the rate of US$1.00 = RMB 6.7851, representing the noon buying rate in the City of New York for cable transfers of RMB on June 30, 2026, the last business day in the first half of fiscal year 2026, as set forth in H.10 statistical release of the Federal Reserve Bank of New York. The translation is not intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into USD at such rate.

(w)	Segment Reporting

Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the Group’s chief operating decision maker in deciding how to allocate resources and in assessing performance. In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), in deciding how to allocate resources and in assessing performance. The Group uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Group’s reportable segments. The Group’s CODM has been identified as the chief executive officer (the “CEO”), who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

In January 2025 the Group divested its entire equity interest in Guangdong Meidiya Investment Co., Ltd. and its subsidiaries, which comprised the Group’s claims-adjusting segment. Since completion of the disposal, the Group has ceased providing claims-adjusting services (see Note 4 for details). In the first half of 2026, the Group expanded into the distribution and sale of health and wellness products following the acquisition of a premium inventory of dark tea products on January 9, 2026. As of June 30, 2026, the Group operated two segments: (i) the insurance agency segment, which mainly consists of providing agency services for a wide range of life and non-life insurance products to individual clients; (ii) health and wellness segment which primarily consists of sales of premium tea products.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

Substantially all revenues of the Group are derived in the PRC and all long-lived assets are located in the PRC.

In 2026, the Group expanded into the distribution and sale of health and wellness products after the acquisition of a premium inventory of dark tea products on January 9, 2026.

(x)	Earnings per Share (“EPS”) or ADS

Basic EPS is calculated by dividing the net income available to common shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted EPS is calculated by using the weighted average number of ordinary shares outstanding adjusted to include the potentially dilutive effect of outstanding share-based awards, unless their inclusion in the calculation is anti-dilutive.

(y)	Advertising Costs

Advertising costs are expensed as incurred. Advertising costs amounted to RMB1,991 and RMB834 for the six months ended June 30, 2025 and 2026, respectively.

(z)	Lease

The Group leases office space, vehicles and certain equipment under operating leases for terms ranging from short term (under 12 months) to 10 years. The Group does not have options to extend or terminate leases, as the renewal or termination of relevant lease is on negotiation basis. As a lessee, the Group does not have any finance leases and none of the leases contain material residual value guarantees or material restrictive covenants. The Group’s office space leases typically have initial lease terms of 2 to 10 years, and vehicles and equipment leases typically have an initial term of 12 months or less. The Group’s office space leases include fixed rental payments. The lease payments for the Group’s office space leases do not consist of variable lease payments that depend on an index or a rate.

The Group determines whether a contract contains a lease at contract inception. A contract contains a lease if there is an identified asset and the Group has the right to control the use of the identified asset. At the commencement of each lease, management determines its classification as an operating or finance lease. For leases that qualify as operating leases, the Group recognizes a right-of-use (“ROU”) asset and a lease liability based on the present value of the lease payments over the lease term in the consolidated statements of balance sheet at commencement date. As all of the leases do not have implicit rates available, the Group uses incremental borrowing rates based on the information available at lease commencement date in determining the present value of future payments. The incremental borrowing rates are estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased assets are located.

The ROU asset is measured at the amount of the lease liabilities with adjustments, if applicable, for lease prepayments made prior to or at lease commencement, initial direct costs incurred and lease incentives. For office space leases, the Group identifies the lease and non-lease components (e.g., common-area maintenance costs) and accounts for non-lease components separately from lease component. The Group’s office space lease contracts have only one separate lease component and have no non-components (e.g., property tax or insurance). Most of the office space lease contracts have no non-lease components. For the office space lease contracts include non-lease components, the fixed lease payment is typically itemized in the office space lease contract for separate lease component and non-lease components. Therefore, the Group does not allocate the consideration in the contract to the separate lease component and the non-lease components.

Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term. The Group has made an accounting policy election to exempt leases with an initial term of 12 months or less without a purchase option that is likely to be exercised from being recognized on the balance sheet. Payments related to those leases continue to be recognized in the consolidated statement of income and comprehensive income(loss) on a straight-line basis over the lease term.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

In addition, the Group does not have any related-party leases or sublease transactions.

(aa)	Accumulated other comprehensive loss

The Group presents comprehensive loss in the unaudited consolidated statements of (loss) income and comprehensive (loss) income with net income in a continuous statement.

Accumulated other comprehensive loss mainly represents foreign currency translation adjustments and changes in fair value of short term investments for the period.

(ab)	Government grants

Government grants primarily consist of financial subsidies received from provincial and local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. The Group records such government subsidies as other income or reduction of expenses or cost of revenues when it has fulfilled all of its obligation related to the subsidy. The Group recognized RMB484 and RMB125 in the six months ended June 30, 2025 and 2026, respectively.

(ac)	Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures, which provides guidance on the disaggregation information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group has adopted ASU 2023-09 in 2025 retrospectively and updated the income tax disclosure in Note 17.

In March 2024, the FASB issued ASU 2024-01, “Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and similar Awards”. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024, and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15, 2025, and interim periods within those annual periods. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Group has adopted ASU 2024-01 in 2025 with no material impact on the consolidated financial statements.

(ad)	Recently issued accounting pronouncements not yet adopted

In February 2025, the FASB issued ASU 2025-02, Liabilities (Topic 405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122 (“ASU 2025-02”), amends the Accounting Standards Codification to remove the text of SEC Staff Accounting Bulletin (“SAB”) 121, Accounting for Obligations to Safeguard Crypto-Assets an Entity Holds for Its Platform Users, as it has been rescinded by the issuance of SAB 122. ASU 2025-02 is effective immediately and is not expected to have an impact on the Group’s financial statements.

In September 2025, the FASB issued ASU 2025-07, Derivatives and Hedging (“Topic 815”) and Revenue from Contracts with Customers (“Topic 606”): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (“ASU 2025-07”). ASU 2025-07, expands an existing scope exception under Topic 815 to exclude non-exchange-traded contracts where the underlying is based on the operations or activities specific to one of the contract parties. The Group is currently evaluating the impact of this ASU on its financial statements.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

In November 2025, the FASB issued ASU 2025-08, Financial Instruments — Credit Losses (“Topic 326”): Purchased Loans (“ASU 2025-08”). The amendments expand the population of acquired loans subject to the gross-up approach, treating non-credit-deteriorated loans (excluding credit cards) as “seasoned” if purchased at least 90 days after origination or acquired in a business combination. ASU 2025-08 is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

In December 2025, the FASB issued ASU 2025-11, which clarifies the scope and disclosure requirements for interim financial reporting under ASC 270. The amendments introduce a principle requiring disclosure of events and transactions occurring after the end of the most recent annual reporting period that have a material impact on the entity and consolidate certain interim disclosure requirements. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group is currently evaluating the impact that adoption of this ASU will have on its interim financial statement disclosures.

(3) Acquisitions and disposals

Acquisitions in 2026

On January 9, 2026, the Group acquired 100% of the equity interest in Nova Lumina Limited (“Nova”), a company holding a premium inventory of dark tea products. The total consideration for the acquisition consisted of: (i) an aggregate of 5,128,942 Class A ordinary shares of the Company at a purchase price of US$20 per share and (ii) a cash payment of US$22,000. The total consideration was equivalent to the fair value of the acquired inventory of dark tea products as of the acquisition date. The acquisition was accounted for as an asset acquisition, as Nova did not meet the definition of a business under ASC 805. Accordingly, no goodwill was recognized, and the consideration was allocated to entirely to the inventory acquired.

Acquisitions in 2025

In May 2025, the Group, through its subsidiary, acquired 100% equity interest in Qilinfu Capital (Shenzhen) Co., Ltd., a professional capital operation enterprise engaged in capital investment, asset management and related financial consulting services in Shenzhen, at a consideration of RMB7,800, which is equivalent to the net assets of the target company as of the acquisition date.

Disposal of subsidiaries in 2025

1)	Disposal of Fanhua Blueplus Health Management Co., Ltd. (“Blueplus”) and Shenzhen Dianlian Information Technology Co., Ltd. (“Dianlian”）

In February 2025, the Group’s wholly-owned subsidiary transferred its 100% equity interests in Shenzhen Dianlian Information Technology Co., Ltd., the operator of eHuzhu mutual aid platform, to Fanhua Blueplus Health Management Co., Ltd. (“Blueplus”), another wholly-owned subsidiary of the Group. Immediately thereafter, the Group disposed of its 100% equity interest in Blueplus for a cash consideration of RMB3,030, which was based on its net asset value as of December 31, 2024. A loss on disposal of RMB30,210 was recognized, measured as the excess of consideration over the net book value at the time of disposal. This transaction is not considered a discontinued operation as it does not reflect a strategic change in the Group’s business.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

2)	Disposal of Beijing Fanlian Investment Co., Ltd.

In June 2025, the group disposed of 100% equity interests in Beijing Fanlian Investment Co., Ltd., for a cash consideration of RMB14,260. The Group recognized a loss of RMB6,441, which was determined by the excess of the sales consideration over the net book value of the subsidiaries at the time of disposal.

3）	Disposal of two agency companies

During the fiscal year ended December 31, 2025, the Group disposed two agency companies, separately to independent third parties. The total cash consideration amounted to RMB359 which was fully settled as of December 31, 2025. The Group recognized a loss of RMB79,954 on disposal of these subsidiaries, which was determined by the excess of the sales consideration over the net book value of the subsidiaries at the time of disposal. Since the disposal did not represent any strategic change of the Group’s operation, the disposal was not presented as discontinued operations.

As of respective closing date of each of these disposals in the fiscal year ended December 31, 2025, the Group has completed the closing procedures of all the above transactions and has effectively transferred its control of these subsidiaries to the respective buyers.

(4) Discontinued operations

Disposal of Meidiya and its subsidiaries

A disposal is categorized as a discontinued operation if the disposal group is a component of an entity or group of components that meets the held for sale criteria, is disposed of by sale or other than by sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results. The results of disposals that qualify as a discontinued operation are presented as such for all reporting periods presented. Results of discontinued operations include all revenues and expenses directly derived from such disposal group; general corporate overhead is not allocated to a discontinued operation. For disposals other than by sale, results of operations of a business would not be recorded as a discontinued operation until the period in which the business is actually disposed of other than by sale.

In January 2025, the Group disposed of 100% equity interests in Guangdong Meidiya Investment Co., Ltd. (“Meidiya”) to a third party for cash consideration of RMB30,240. Meidiya holds approximately 44.7% of the equity interests of Fanhua Insurance Surveyors & Loss Adjustors Co., Ltd. (“FHISLA”) and its subsidiaries (collectively referred to as the “Disposal Group”). The Disposed Group historically constituted the Group’s claims-adjusting segment, over which the Group exercised control through a series of act-in-concert arrangements. As a result of the divesture, the Group deconsolidated the Disposed Group with effect from January 1, 2025 and no longer conducts any material operations in the claims-adjusting business. Concurrently, the act-in-concert arrangements among Meidiya and the other shareholders of FHISLA were mutually terminated by all parties effective February 1, 2025.

The Company’s sales of the Disposal Group represented a strategic business shift having a major effect on the Group’s operations and financial results. The results of operations for the Disposal Group are presented as discontinued operations on the consolidated statements of income (loss) and comprehensive (loss) income, and assets and liabilities are reflected as “Assets and Liabilities of Discontinued Operations” on the consolidated balance sheets for all periods presented. Amounts for all periods discussed below reflect the results of operations, financial condition and cash flows from the Company’s continuing operations, unless otherwise noted.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

On January 1, 2025, the Group calculated a gain resulting from such disposition as follows:

Reconciliation of the carrying amounts of the major classes of assets and liabilities from the discontinued operations in the consolidated balance sheets as of January 1, 2025 is as follow.

RMB
Consideration	30,240

As of
January 1,
2025
Assets	RMB
Cash and cash equivalents and restricted cash	88,579
Short term investments	52,025
Accounts receivable, net	75,763
Other receivables, net	24,073
Other current assets, net	9,211
Property, plant, and equipment, net	7,306
Other non-current assets, net	6,237
Right of use asset	14,032
Total assets	277,226

Liabilities
Other payable and accrued expenses	92,446
Accrued payroll	41,846
Income tax payable	10,104
Operating lease liabilities	13,538
Deferred tax liabilities	5,481
Total liabilities	163,415
Total net assets of the Disposal Group	113,811
Less: Non-controlling interests of the Disposal Group	(86,801)
Net assets of the Disposal Group contributable to the Group	27,010
Gain on disposal of the Disposal Group	3,230

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

(5) Other Receivables, net

Other receivables, net consist of the following:

	As of December, 2025	As of June 30, 2026
	RMB	RMB
Advances to staff (i)	2,270	3,267
Rental deposits	5,439	4,539
Loan receivable to third parties (ii)	804,834	921,633
Consideration receivable from disposal of long-term investments (iii)	816,653	775,413
Receivables consideration from share issuance (iv)	234,688	—
Receivables from disposed subsidiaries (v)	—	8,002
Other	2,165	5,119
Less: Allowance for expected credit losses - other receivables	(1,577,710)	(1,574,741)
Other receivables, net	288,339	143,232

The following table summarizes the movement of the Group’s allowance for expected credit losses of other receivable:

	For the six months ended,
	June 30, 2025	June 30, 2026
	RMB	RMB
Balance at the beginning of the period	47,142	1,577,710
Current period allowance for (reversal of) expected credit losses	486,272	(2,969)
Balance at the end of the period	533,414	1,574,741

(i)	Amount represented advances to staffs or entrepreneurial agents of the Group for daily business operations, which are unsecured, interest-free and repayable on demand.

(ii)	Amount mainly represented 1) term-loan (matures in June 2025 with extension) to Sichuan Tianyi Real Estate Development Co., Ltd. (“Sichuan Tianyi”) of RMB25,000 and RMB25,000 as of December 31, 2025 and June 30, 2026, respectively, and corresponding interest receivable of RMB2,016 and RMB2,016 as of December 31, 2025 and June 30, 2026, respectively. The loan is guaranteed by the ultimate controlling owner of Sichuan Tianyi, whom is jointly liable, with the interest rate of 6% per annum; 2) term-loan (matured in 2025) to a third party company principally engaged in provision of education service of RMB670,300 and RMB670,300 as of December 31, 2025 and June 30, 2026, respectively, with the interest rate of 5% per annum, and corresponding interest receivable of RMB33,515 and RMB33,515 as of December 31, 2025 and June 30, 2026, respectively; 3) term-loan (matures in 2026) to a third party company of RMB12,000 as of December 31, 2025, with the interest rate of 3% per annum; 4) term-loan (matured in March 2026) to third parties of RMB40,000 as of December 31, 2025, with the interest rate of 5% per annum and 5) term loans to three third parties of RMB108,500, RMB8,000 and RMB4,000, respectively, all of which are repayable within one year. Based on the Group’s evaluation of the collectibility of all term loan receivables, a provision amounting to RMB 801,094 was accrued as at June 30, 2026.

(iii)	Amount as of June 30, 2026 primarily represented:1) the outstanding receivable of RMB47,630 from the divestiture of subsidiaries, of which RMB38,240 was settled in April 2026; and 2) the outstanding receivable of RMB766,023 from third-party investment firms as the Group transferred 53,466,331 Class A ordinary shares of BGM to third-party investment firms in May 2025. The share transfer consideration was expected to be settled in two equal installments within two years. Following the assessment on the recoverability of outstanding receivables, the Group recorded a provision of RMB769,153 as of June 30, 2026.

(iv)	Amount mainly represented subscription consideration receivable in connection with the share issuance completed in 2025, which was fully settled in April 2026.

(v)	Amount mainly represented receivables from disposed subsidiaries, of which RMB5,000 was settled in July 2026.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

(6) Inventories, net

Inventories, net consist of the following:

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB
Finished goods	—	867,560
Total	—	867,560

For the six months ended June 30, 2025 and 2026, the Group recognized inventories write-down of nil and nil in cost of revenue, respectively.

(7) Property, Plant and Equipment, net

Property, plant and equipment, net, is comprised of the following:

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB
Building	3,240	3,240
Office equipment, furniture and fixtures	109,767	106,230
Motor vehicles	4,163	5,369
Leasehold improvements	11,783	11,029
Total	128,953	125,868
Less: Accumulated depreciation	(119,717)	(117,397)
Construction in progress	53,640	53,640
	62,876	62,111

No impairment for property, plant and equipment was recorded for the six months ended June 30, 2025 and 2026. The depreciation expenses was RMB2,433 and RMB2,635 for the six months ended June 30, 2025 and 2026, respectively.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

(8) Other Current Assets

Other current assets consist of the following:

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB
Prepaid operating costs and miscellaneous daily expenses	14,674	9,258
Excess input value-added tax (“VAT”) credits(i)	—	3,485
Deferred offering costs	—	1,205
Other	135	19
	14,809	13,967

(i)	The excess input VAT credits represented VAT already paid or borne by the Group’s PRC entities that are qualified as general VAT taxpayers on the goods purchased which will be utilized to offset against future output VAT when calculating the VAT payable. The VAT balance is recorded either in other current liabilities or other current assets on the consolidated balance sheets.

(9) Other Non-Current Assets, net

Other non-current assets, net consist of the following:

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB
Equity investments without readily determinable fair value (Note 2(k))	236,819	41,228
Long-term hybrid instrument (Note 2(k)) (i)	125,000	125,000
Amount due from a third party (ii)	33,063	33,062
Others	667	442
Less: Allowance for expected credit losses	(33,074)	(33,070)
Less: Impairment loss	(125,000)	(125,000)
	237,475	41,662

The following table summarizes the movement of the Group’s allowance for expected credit losses of other non-current assets:

	For the six months ended,
	June 30, 2025	June 30, 2026
	RMB	RMB
Balance at the beginning of the period	4,032	33,074
Current period allowance for expected credit losses	492	(4)
Balance at the end of the period	4,524	33,070

(i)	Amount represented a two-year-term debt security valued at RMB125,000 with a fixed return rate of 6% and an additional earning right contingently upon certain conditions met within the contract term. The Group recorded impairment loss on investment in debt securities of RMB125,000 as of December 31, 2025 in the consolidated statements of income (loss) and comprehensive (loss) income.

(ii)	Amount represented a term-loan (matures in September 2028) to a third party of RMB30,000 and corresponding interest receivable RMB3,063 as of June 30,2026. The loan bears interest rate 4.5% per annum and is guaranteed by the ultimate controlling owner of the borrower, whom is jointly liable.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

(10) Leases

The Group’s lease for office space includes only fixed rental payments with no variable lease payment terms. As of December 31, 2025 and June 30, 2026, there were no leases that have not yet commenced.

The following represents the aggregate ROU assets and related lease liabilities as of December 31, 2025 and June 30, 2026:

.

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB
Operating lease ROU assets	33,589	26,183
Current operating lease liabilities	15,308	12,217
Non-current operating lease liabilities	15,463	11,628
Total operating lease liabilities	30,771	23,845

The weighted average lease term and discount rate as of December 31, 2025 and June 30, 2026 were as follows:

	As of December 31, 2025	As of June 30, 2026
Weighted average lease term:
Operating leases	2.66 years	2.44 years
Weighted average discount rate:
Operating leases	2.88%	2.92%

The components of lease expenses for the six months ended June 30, 2025 and 2026 were as follows:

	For the six months ended June 30,
	2025	2026
	RMB	RMB
Operating lease expense	12,008	5,723
Short term lease expense	1,998	2,091
Total	14,006	7,814

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

Maturities of lease liabilities at June 30, 2026:

Minimum Lease Payment
RMB
Years ending June 30:
2027	12,801
2028	7,410
2029	3,402
2030	1,176
Total remaining undiscounted lease payments	24,789
Less: Interest	944
Total present value of lease liabilities	23,845
Less: Current operating lease liabilities	12,217
Non-current operating lease liabilities	11,628

(11) Other Payables and Accrued Expenses

Components of other payables and accrued expenses are as follows:

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB
Business and other tax payables	49,428	48,957
Refundable deposits from employees and agents	17,577	17,869
Professional fees	782	10,419
Accrued expenses to third parties	37,471	26,499
Accrued compensation to staff layoff	12,132	10,125
Payable to third parties(i)	62,333	20,745
Others	4,999	4,223
Total	184,722	138,837

(i)	Amount represented payables to divested subsidiaries, which are non-interest-bearing, unsecured and due within one year.

(12) Short-term loans

Short-term loans and total outstanding balance as of December 31, 2025 and June 30, 2026 amounted to RMB56,000 and RMB55,941, respectively, which are RMB-denominated borrowings made by the Company’s subsidiaries from financial institutions in mainland China. The Group borrowed nil and nil one-year loans for its general working capital purposes for the six months ended June 30, 2025 and 2026, respectively.

As of December 31, 2025 and June 30, 2026, the weighted average interest rates for the outstanding borrowings were approximately 3.50% and 3.5%, respectively, and the unused lines of credit for the short-term loans was nil and nil, respectively.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

(13) Employee Benefit Plans

Employees of the Group located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution plans.

In addition, the Group is required by law to contribute a certain percentage of applicable salaries for medical insurance benefits, unemployment and other statutory benefits. The contribution percentages may be different from district to district which is subject to the specific requirement of local regime government. The PRC government is directly responsible for the payments of the benefits to these employees.

For the six months ended June 30, 2025 and 2026, the Group contributed and accrued RMB14,305 and RMB10,353, respectively.

(14) Income Taxes

The Company is a tax exempted company incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

Subsidiaries in Hong Kong are subject to Hong Kong Profits Tax rate at 16.5%, and foreign-derived income is exempted from income tax. Under the two-tiered profits tax rates regime, the provision for current income taxes of the subsidiaries operating in Hong Kong has been calculated by applying the current rate of taxation of 8.25% for the six months ended June 30, 2025 and 2026.

The Group’s subsidiaries incorporated in the PRC are subject to the PRC Enterprise Income Tax and a unified 25% enterprise income tax rate, except for certain entities that are entitled to preferential tax treatments.

The Group’s subsidiaries that are the PRC tax resident are required to withhold the PRC withholding tax of 10% on dividend payment to their non-PRC resident immediate holding company, unless such dividend payment is qualified for the 5% reduced tax rate under the Arrangement between Mainland China and Hong Kong for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income (the “PRC-HK DTA”).

One of the Group’s wholly-owned subsidiaries, CNinsure Holdings Limited, was determined by Hong Kong Taxation Bureau to be a Hong Kong resident enterprise since July 2018. The Hong Kong resident certificate was issued by the Hong Kong Inland Revenue Department valid till the year ending December 31, 2026. Accordingly, CNinsure Holdings Limited qualified as a Hong Kong resident and was entitled to enjoy a reduced tax rate of 5% for the dividends paid by PRC subsidiaries for the six months ended June 30, 2025 and 2026 under Bulletin [2018] No. 9 (e.g. beneficial ownership, shareholding percentage and holding period).

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

The Group accounts for uncertain income tax positions by prescribing a minimum recognition threshold in the financial statements. The Group’s liabilities for unrecognized tax benefits were included in other tax liabilities. As of December 31, 2025 and June 30, 2026, the balance of unrecognized tax benefits is comprised of amounts mainly arising from gain on disposal of subsidiaries and certain transfer pricing arrangements.

The movements of unrecognized tax benefits are as follows:

RMB
Balance as of January 1, 2025	25,701
Decrease in tax positions	—
Balance as of December 31, 2025	25,701
Decrease in tax positions	—
Balance as of June 30,2026	25,701

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Group’s consolidated financial statements. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Group’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding RMB100 is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

Income tax expenses are comprised of the following:

	For the six months ended June 30,
	2025	2026
	RMB	RMB
Current tax expense	19,687	18,018
Deferred tax benefit	(11,287)	(9,818)
Income tax expense	8,400	8,200

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

The principal components of the deferred income tax assets and liabilities are as follows:

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB
Deferred tax assets:
Operating loss carryforward	357,343	416,236
Intangible assets, net	427	4,078
Litigation accrual	—	4,250
Less: valuation allowances	(348,868)	(411,733)
Total	8,902	12,831
Deferred tax liabilities:
Fair value adjustments in relation to equity investments	91,066	91,062
Estimated profit arising from future renewal commissions	69,422	63,264
PRC dividend withholding taxes	26,730	26,729
Total	187,218	181,055

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The Group has provided RMB55,359 and RMB62,865 valuation allowance for the six months ended June 30, 2025 and 2026, respectively.

The Group had total operating loss carry-forwards of RMB1,445,512 and RMB1,664,942 as of December 31, 2025 and June 30, 2026, respectively. As of June 30, 2026, all of the operating loss carry-forwards will expire in the years from 2027 to 2031.

Reconciliation between the provision for income taxes computed by applying the PRC enterprise income rate of 25% to net income before income taxes and income of affiliates, and the actual provision for income taxes is as follows:

	Six months ended June 30,
	2025		2026
	RMB	%	RMB	%
(Loss) Income from continuing operations before income taxes, share of (loss) income of affiliates, net	(464,945)		56,276
Computed income tax (benefit) expense at PRC EIT tax rate	(116,236)	25.0%	14,069	25.0%
Expenses not deductible for tax purposes:
—Entertainment	339	0.1%	4,741	8.4%
—Provision for expected credit losses on financial assets (i)	122,079	26.3%	—	—
—Other	418	0.1%	—	—
Effect of different tax rates of subsidiaries operating in other jurisdictions	12,306	2.6%	1,486	2.6%
Change in valuation allowance	(2,331)	(0.5)%	(3,972)	(70.1)%
Effect of non-taxable (income) loss (ii)	-	0.0%	—
Unrecognized tax benefits arising from certain transfer pricing arrangements	-	0.0%	—
Deferred income tax reverse	(11,447)	(2.5)%	(6,157)	(10.)%
Other	3,272	0.7%	(1,967)	(49.1)%
Income tax expense	8,400	1.8%	8,200	14.6%

(i)	Provision for expected credit losses on financial assets for the six months ended June 30, 2025 primarily relating to the expected credit losses of loan receivables.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

If the entities were to be non-resident for PRC tax purposes, dividends paid to it out of profits earned after January 1, 2008 would be subject to a withholding tax. In the case of dividends paid by PRC subsidiaries, the withholding tax would be 10%, whereas in the case of dividends paid by PRC subsidiaries which are 25% or more directly owned by tax residents in the Hong Kong Special Administrative Region, the withholding tax would be 5%. The Group’s subsidiary, CNinsure Holdings Limited qualified as Hong Kong resident and was entitled to enjoy a 5% reduced tax rate under Bulletin [2018] No. 9 for the years ended December 31, 2021.

Aggregate undistributed earnings of the Group’s subsidiaries in the PRC that are available for distribution to the Group of approximately RMB1,036,638 and RMB1,152,524 as of December 31, 2025 and June 30, 2026 respectively, are considered to be indefinitely reinvested. If those earnings were to be distributed or they were determined to be no longer permanently reinvested, the Group would have to record a deferred tax liability in respect of those undistributed earnings of approximately RMB51,832 and RMB57,626, respectively.

Under applicable accounting principles, a deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting over tax basis, including those differences attributable to a more-than-50-percent-owned domestic subsidiary. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means.

(15) Capital Structure

Shares Structure

The Company was incorporated in the Cayman Islands on April 10, 2007. The original authorized share capital was US$10,000,000 divided into 10,000,000,000 ordinary shares with a par value of $0.001 per share.

On October 31, 2024, the Company held an extraordinary general meeting (“EGM”) and obtained requisite shareholders’ approval to adopt a dual-class share structure. Under this structure, the authorized share capital was US$10,000,000 divided into (i) 8,000,000,000 Class A Ordinary Shares of a nominal or par value of US$0.001 each and (ii) 2,000,000,000 Class B Ordinary Shares of a nominal or par value of US$0.001 each.

On April 17, 2025, the Company obtained requisite shareholders’ approval to implement a share consolidation, under which every four hundreds authorized issued and unissued shares of par value US$0.001 each were consolidated into one share with a par value of US$0.4 each, effective on May 21, 2025. Immediately following the completion of the Share Consolidation, on May 21, 2025, our authorized share capital was increased to US$4,000,000,000 divided into 10,000,000,000 ordinary shares comprising of (i) 8,000,000,000 Class A ordinary shares of a nominal or par value of US$0.4 each, and (ii) 2,000,000,000 Class B ordinary shares of a nominal or par value of US$0.4 each.

On April 29, 2026, the Company held an extraordinary general meeting (“EGM”) and obtained requisite shareholders’ approval a special resolution that the par value of the issued and unissued class A ordinary shares and class B ordinary shares in the share capital of the Company be reduced from US$0.4 per share to US$0.0001 per share (the “Capital Reduction”), such that, following the Capital Reduction, the authorized share capital of the Company will be US$1,000,000 divided into 10,000,000,000 ordinary shares, comprising of (i) 8,000,000,000 class A ordinary shares of a nominal or par value of US$0.0001 each and (ii) 2,000,000,000 class B ordinary shares of a nominal or par value of US$0.0001 each. The Capital Reduction was subsequently completed and registered in the Cayman Islands on May 13, 2026. The company also obtained requisite shareholders’ approval to implement a reverse stock split (the “Reverse Split”) at a ratio of 1-for-20, effective on June 16, 2026. Upon the Reverse Split becoming effective, every twenty (20) issued and unissued Class A ordinary shares of a par value of US$0.0001 each were consolidated into one Class A ordinary share of a par value of US$0.002, and every twenty (20) issued and unissued Class B ordinary shares of a par value of US$0.0001 were consolidated into one Class B ordinary share of a par value of US$0.002. No fractional shares were issued in connection with the Reverse Split. Any fractional share resulting from the Reverse Split were rounded up to the nearest whole number of shares at the participant level. Immediately following the completion of the Reverse Split, on June 16, 2026, our authorized share capital was increased to US$20,000,000 divided into 10,000,000,000 ordinary shares comprising of (i) 8,000,000,000 Class A ordinary shares of a nominal or par value of US$0.002 each, and (ii) 2,000,000,000 Class B ordinary shares of a nominal or par value of US$0.002 each.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

As of June 30, 2026, 5,925,748 Class A ordinary shares were issued and outstanding. Concurrently, 250,000 Class B ordinary shares were issued and outstanding.

Issuance of new shares

On January 9, 2026, the Company issued an aggregate of 5,128,942 Class A ordinary shares, including (i) 4,826,333 Class A ordinary shares to YS Management Company Limited and (ii) 302,610 Class A ordinary shares to Ethereal Group Ltd, as consideration for its acquisition of 100% of the equity interests in Nova Lumina Limited, which holds a premium inventory of dark tea products. The total consideration also included a cash payment of US$22,000 payable to Ethereal, due within 360 days after the closing date.

During 2025, the Company issued (i) 125,000 Class B ordinary shares, at a price of US$8 per share, for a total consideration of US$1,000, of which 61,250 Class B ordinary shares to Infinew Limited and 63,750 Class B ordinary shares to MAASE Inc., (ii) 500,000 Class A ordinary shares, at a price of $63.12 per share, for a total consideration of US$31,560, to certain investors in relation to a private placement, together with warrants to purchase up to 1,000,000 additional Class A ordinary shares and (iii) 250,000 Class B ordinary shares, at a price of US$8 per share, for a total consideration of US$2,000 to Expansion Group Ltd.

(16) Net (loss) Income per Share

As of December 31, 2025 and June 30, 2026, there were 35,000 and nil employee share options or non-vested ordinary shares, respectively, which could potentially dilute basic net earnings per share in the future, but which were excluded from the computation of diluted net earnings per share in the periods presented, as their effects would have been anti-dilutive.

The computation of basic and diluted net (loss) income per ordinary share is as follows:

	Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$

Net (loss) income from continuing operations	(473,345)	48,076	7,085
Less: Net loss attributable to the non-controlling interests	(4,406)	(207)	(31)
Net (loss) gain attributable to owners of the Company from continuing operations	(468,939)	48,283	7,116
Net gain from discontinued operations	3,230	—	—
Less: Net income attributable to the non-controlling interests	—	—	—
Net income attributable to the Company’s shareholders from discontinued operations	3,230	—	—
Weighted average number of ordinary shares outstanding- basic and diluted	274,525	5,920,686	5,920,686
Basic and diluted net (loss) income per ordinary share from continuing operations	(1,696.4)	8.2	1.2
Basic and diluted net (loss) income per ordinary share from discontinued operations	—	—	—

(17) Distribution of Profits

As stipulated by the relevant PRC laws and regulations applicable to China’s foreign investment enterprise, the Group’s subsidiaries in the PRC are required to maintain non-distributable reserves which include a statutory surplus reserve as of December 31, 2025 and June 30, 2026. Appropriations to the statutory surplus reserve are required to be made at not less than 10% of individual company’s net profit as reported in the PRC statutory financial statements of the Company’s subsidiaries. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the registered capital of respective subsidiaries.

The statutory surplus reserve is used to offset future losses. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. The accumulated amounts contributed to the statutory reserves were RMB343,026 and RMB343,026 as of December 31, 2025 and June 30, 2026, respectively.

Under PRC laws and regulations, there are restrictions on the Company’s PRC subsidiaries with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts of restricted net assets include paid in capital and statutory surplus reserve of the Company’s PRC subsidiaries, totaling  RMB1,244,719 and RMB1,244,719 as of December 31, 2025 and June 30, 2026, respectively, which were not eligible to be distributed.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

(18) Related-party Balances and Transactions

The principal related-party balances as of December 31, 2025 and June 30, 2026, and transactions for the six months ended June 30, 2025 and 2026 are as follows:

Name of Related Party	Relationship to the Group
Maase Inc. (“MAASE”)	A shareholder of the Group (formerly known as “Puyi Inc.” and “Highest Performances Holdings Inc.”)
Chengdu Puyi Bohui Information Technology Co.,	Controlled by MAASE before September 30,2025
Puyi Enterprise Management Consulting Co., Ltd	Controlled by MAASE before September 30,2025

Related party transactions:

(i)	On December 28, 2020, the Group entered into a framework strategic partnership agreement, or, the “Agreement”, with Puyi Enterprise Management Consulting Co., Ltd (“Puyi Consulting”), which was controlled by MAASE. Pursuant to the Agreement, both parties, on the basis of full compliance with relevant regulatory and legal requirements will share customer and channel resources and explore collaboration opportunities on the provision of value-added asset management services to Chinese households, by leveraging both parties’ respective strength in insurance and financial services. In order to diversify the Group’s services and product offerings, the Group provided referral services of publicly-raised and privately-raised fund products provided by MAASE’s clients, the Group referred MAASE’s financial advisors to their clients and MAASE’s financial advisors will be responsible for providing product information and handling purchasing procedures. For the six months ended June 30, 2025 and 2026, the Group incurred RMB250 and nil referral service fee from MAASE and the balance of account receivable as of June 30, 2026 was nil.

(ii)	For the six months ended June 30, 2026, the Group advanced additional loan of RMB961 to Maase, of which RMB686 was repaid during the period and the outstanding loan receivables from Maase was RMB13,594 as of June 30, 2026.

(iii)	As disclosed in Note (3), in June 2025, the Group disposed of 100% equity interests in Beijing Fanlian Investment Co., Ltd. to Chengdu Puyi Bohui Information Technology Co., Ltd., for a cash consideration of RMB14,260, of which RMB8,000 was repaid in April 2026 and the outstanding receivables was RMB6,260 as of June 30,2026.

Related-party Balances:

	As of December 31, 2025	As of June 30, 2026
	RMB	RMB
Amount due from related parties
Maase Inc.(i)	13,733	13,594
Less: Allowance for credit loss	(481)	(245)
Total	13,252	13,349

(i)	Amount represents unsecured, interest-free loans due from related parties, which are repayable in two years. The loans were provided to supplement MAASE’s working capital.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

(19) Commitments and Contingencies

Lease commitments

The Group has entered into operating lease agreements for certain offices. Future minimum lease payments under non-cancellable operating leases with initial terms more than one year are included in Note 10.

As of June 30, 2026, the total future minimum lease payments under non-cancellable short-term leases, including the agreed property management fee, with respect to the office are payable as follows:

Lease Commitment
RMB
Within 1 year	3,611
2-5 years	1,067
Total	4,678

Contingencies

As of June 30, 2026, the Group may be involved in certain legal proceedings, claims, and other disputes arising from the commercial operations, projects, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Group determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the outcomes of these legal proceedings cannot be predicted, the Group does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations, or liquidity.

(20) Concentrations of Credit Risk

Concentration risks

Customers accounting for 10% or more of total net revenues excluding estimated renewal commissions are as follows:

	Six Months ended June 30,
	2025	% of sales	2026	% of sales
	RMB		RMB
Sinatay Life Insurance Co., Ltd. (“Sinatay”)	64,873	15.4	30,702	10.5
Fanhua RONS Insurance Sales & Service Co., Ltd.	*	*	32,086	11.0
Aeon Life Insurance Co., Ltd. (“Aeon”).	43167	10.2	*	*
Ruizhong Life Insurance Co., Ltd.	*	*	30,856	10.6
Subtotal	108,040	25.6	93,644	32.1

*	represented less than 10% of total net revenues for the period.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

Customers which accounted for 10% or more of gross accounts receivable excluding estimated renewal commissions are as follows:

	As of December 31, 2025%		As of June 30, 2026%
Sinatay	14,136	20.9%	*	*	%
Fanhua RONS Insurance Sales & Service Co., Ltd.	12,247	18.1%	12,240	16.6%
AVIVA-COFCO Life Insurance Co., Ltd.	9,795	14.5%	*	*	%
Ruizhong Life Insurance Co., Ltd.	8,602	12.7%	*	*	%
Subtotal	44,780	66.2%	12,240	16.6%

*	represented less than 10% of accounts receivable as of the period end.

The Group performs ongoing credit evaluations of its customers and generally does not require collateral on accounts receivable.

The Group places its cash and cash equivalents and short-term investments with financial institutions with low credit risk.

(21) Share-based Compensation

(a) 2022 Options

On August 12, 2022, the Group granted share options (“2022 Options”) to its independent directors to purchase up to 500 Class A ordinary shares. Pursuant to the option agreements entered into between the Group and the option grantees, the options vest over a four-year service period starting from the date of grant, with 30% (“Option D1”), 30% (“Option D2”), 20% (“Option D3”) and the remaining 20% (“Option D4”) of the options being vested on August 31 of each of the years starting from 2023 to 2026, respectively, subject to the continuous service of the option grantees. The 2022 Options expire no later than August 1, 2032, subject to earlier termination upon an optionee’s cessation of service. The 2022 Options had an exercise price of US$1,844 (RMB13,440) per post-split Class A ordinary shares and an intrinsic value of US$16 (RMB80) per Class A ordinary shares on the date of grant. The fair value of the options was determined by using the Black-Scholes option pricing model.

For the six months ended June 30, 2026, changes in the status of total outstanding options, were as follows:

	Number of options	Weighted average exercise price in USD	Weighted average remaining contractual life (In years)	Aggregate Intrinsic Value USD
Outstanding as of December 31, 2025	498	1,844	3.19	—
Forfeited	—
Expired	(498)
Outstanding as of June 30, 2026	—	—	—	—

As certain independent directors resigned from the board in 2024, with the board approval, the vesting of the options granted to such independent directors has been accelerated on the date of resignation, and such vested options have since expired as they were not exercised within 90 days following the date of resignation. Options to purchase 2 Class A shares were forfeited in 2025 upon resignation of an independent director. For six months ended June 30, 2025 and 2026, share-based compensation expenses of nil and nil were recognized in connection with the 2022 Options, respectively. As of December 31, 2025 and June 30, 2026, unrecognized share-based compensation expense related to unvested share options granted to the independent directors was nil.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

(b) Restricted Share Units (“RSUs”)

On August 16, 2023, the board of directors of the Group granted restricted share units (“RSUs”) of 536,990 ADSs to one of our former executive offices. Giving effect to the subsequent termination of AIFU’s ADS facility and Revese Share Splits, the grant was adjusted to 1,342 RSUs, with each RSU representing the right to receive one post-consolidation Class A ordinary share. Pursuant to the agreement entered into between the Group and the grantee, the ADSs vest over a five-year service period starting from the date of grant, with 250 RSUs, 250 RSUs, 342 RSUs, 250 RSUs and the remaining 250 RSUs to be vested on June 30 of each of the years starting from 2024 to 2028, respectively, subject to the continuous service of the grantee. The fair value of the RSUs was measured as the grant-date market price of the Group’s stock at US$2,540 per Class A ordinary share.

On July 15, 2024, the board of directors of the Group granted an additional RSUs of 268,200 ADSs to the former executive office. Giving effect to the subsequent termination of AIFU’s ADS facility and Reverse Share Splits, the grant was adjusted to 671 RSUs, with each RSU representing the right to receive one post-consolidation Class A ordinary share. Pursuant to the agreement entered into between the Group and the grantee, the RSUs vest over a two-year service period starting from the date of grant. Upon resignation of this executive office on September 30, 2024, the board has approved that a total of RSUs of 2,000 post-split Class A ordinary shares will be immediately vested to him with a lock up period of 30 months and the remaining RSUs granted to him were forfeited. The fair value of the RSUs was measured as the grant-date market price of the Group’s stock at US$568 per post-split Class A ordinary shares.

On November 17, 2024, the board of directors of the Group granted RSUs of 1,000,000 ADSs to the former chairperson of the board. Giving effect to the subsequent ADR facility termination and Reverse Share Splits, the grant was adjusted to 2,500 RSUs, with each RSU representing a right to receive one post-split Class A ordinary share. Pursuant to the agreement entered into between the Group and the grantee, the RSUs shall vest over a three-year service period starting from the date of grant, with 30%, 30% and 40% to vest on grant date of each of the years starting from 2025 to 2027, respectively, subject to the continuous service of the grantee. The fair value of the RSUs was measured as the grant-date market price of the Group’s stock at US$452 per post-split Class A ordinary share. On March 17, 2026, the chairperson resigned from the board. As of the date of her resignation, 30% of the RSUs has vested and the remaining RSUs were forfeited.

From February to April 2025, the board of the directors of the Group approved the grant of a total of 275,000 RSUs to certain departing management and employees as severance compensation, representing rights to receive 27,500 per post-split Class A ordinary shares. The RSUs were fully vested upon grant. The fair value was measured based on the grant-date market price of the Group’s stock.

A summary of the activity of the service-based RSUs for the six months ended June 30, 2026 is presented as follows:

	Number of restricted shares	Weighted average grant-date fair value
		US$
Unvested as of January 1, 2025	2,500	—
Granted	27,500	3,351,000
Vested	(28,250)	—
Forfeited	—	—
Unvested as of December 31, 2025	1,750	—
Granted	—	—
Vested	—	—
Forfeited	(1,750)	—
Unvested as of June 30,2026	—	—

The Group recorded share-based compensation expense of RMB15,823 and nil in connection with the RSUs for the six months ended June 30, 2025 and 2026, respectively. As of June 30, 2026, unrecognized share-based compensation expense related to RSUs granted to former executive officers and directors is RMB4,955, which is expected to be recognized over a weighted-average period of 1.9 years on a straight-line basis at an amount which at least equals the portion of the grant-date fair value of the RSUs that are vested at that date.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

(c) Million Dollar Round Table Options (“MDRT Options”)

2023 Million Dollar Round Table Options (“2023 MDRT Options”)

On February 6, 2023, the board of directors of the Group granted share options, or the 2023 MDRT Options, to its independent high-performing agents to purchase up to 1,700 Class A ordinary shares of the Group. Pursuant to the option agreements entered into between the Group and the option grantees, the options vest over a two-year service period starting from the date of grant, with 50% and the remaining 50% of the options being vested on March 31, 2024 and March 31, 2025, respectively, subject to the continuous service of the option grantees and the achievement of the performance conditions. The 2023 MDRT Options expire no later than August 1, 2027, subject to earlier termination upon an optionee’s cessation of service. The 2023 MDRT Options had an exercise price of US$400.0 (RMB2,714.0) and an intrinsic value of US$2,500.0 (RMB16,962.8) per post-split Class A ordinary share on the date of grant. As of June 30, 2026, options to purchase 590 Class A ordinary shares related to 2022 Option 2 were vested and outstanding, 26 Class A ordinary shares were exercised, and all of the remaining options were forfeited due to underperformance of the option holders.

2024 Million Dollar Round Table Options1 (“2024 MDRT Options 1”)

On April 16, 2024, the board of directors of the Group granted share options to certain MDRT agents or the 2024 MDRT Option to purchase up to 2,261 Class A ordinary shares of the Group. Pursuant to the option agreements entered into between the Group and the option grantees, the options vest over a two-year service period starting from the date of grant, with 50% and the remaining 50% of the options being vested on March 31 of each of the years starting from 2025 to 2026, respectively, subject to the continuous service of the option grantees and the achievement of the performance conditions. 2024 MDRT Option expire no later than August 1, 2027, subject to earlier termination upon an optionee’s cessation of service. 2024 MDRT Option has an exercise price of US$944.7 (RMB6,410.0) and an intrinsic value of US$400.0 (RMB148.0) per Class A ordinary share on the date of grant. As of June 30, 2026, options to purchase 780 Class A ordinary shares related to 2024 MDRT Options 1 were vested and outstanding, and all of the remaining options were forfeited due to underperformance of the option holders.

2024 Million Dollar Round Table Options 2 (“2024 MDRT Options 2”)

During the year of 2024, the board of directors of the Group granted share options to certain newly recruited agents and sales team leaders to purchase up to 1,042 Class A ordinary shares of the Group. Pursuant to the option agreements entered into between the Group and the option grantees, the options vest over a two-year service period starting from the date of grant, with 50% and the remaining 50% of the options to be vested on March 31 of each of the years starting from 2025 to 2026, respectively, subject to the continuous service of the option grantees and the achievement of the performance conditions. 2024 MDRT Option expire no later than August 1, 2027, subject to earlier termination upon an optionee’s cessation of service. 2024 MDRT Option has an exercise price of US$400.0 (RMB2,714) and an intrinsic value with rang of US$560 (RMB2,799.66) to US$1,280 (RMB8,684.93) per Class A ordinary share on the date of grant. As of June 30, 2026, options to purchase 225 Class A ordinary shares related to 2024 MDRT Options 2 were outstanding, and all of the remaining options were forfeited due to underperformance of the option holders.

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

The Group used the binomial option pricing model in determining the fair value of the options granted, which requires the input of highly subjective assumptions, including the expected life of the stock option, stock price volatility, dividend rate and risk-free interest rate. The assumptions used in determining the fair value of the MDRT Options on the grant date were as follows:

Assumptions	2023 MDRT	2024 MDRT 1	2024 MDRT 2
Expected dividend yield (Note i)	3.69%	3.22%	3.22%
Risk-free interest rates (Note ii)	3.88%	4.81%	4.44-4.81%
Expected volatility (Note iii)	51.41%	59.78%	59.78-60.61%
Expected life in years (Note iv)	4.49	3.29	3.1-3.29
Exercise multiple (Note v)	2.80	1.0	1.0
Fair value of options on grant date	US$115.84~US$119.88	US$33.36~US$33.56	US$28.44~US$48.16

(i)	Expected dividend yield:

The expected dividend yield was estimated by the Group based on its historical and future dividend policy.

(ii)	Risk-free interest rate:

Risk-free interest rate was estimated based on the US Government Bond yield and pro-rated according to the tenor of the options as of the valuation date.

(iii)	Expected volatility:

The volatility of the underlying ordinary shares was estimated based on the annualized standard deviation of the continuously compounded rate of return on the daily average adjusted share price of the Group as of the Valuation Date.

(iv)	Expected life:

The expected life was estimated based on the end of the vesting period and the contractual term of the award of the Options plan.

(v)	Exercise multiple:

The exercise multiple was estimated based on empirical studies.

A summary of share options outstanding as of June 30, 2026, and activity during the period ended, is presented below:

	Number of options	Weighted average exercise price in USD	Weighted average remaining contractual life (In years)	Aggregate Intrinsic Value USD
Outstanding as of January 1, 2025	3,434	722.4	2.59	57
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	(1,839)	—	—	—
Outstanding as of December 31, 2025	1,595	722.4	1.59	57
Granted	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Outstanding as of June 30, 2026	1,595	722.4	1.09	57

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

During the six months ended June 30, 2025, as the performance conditions for the outstanding share options were not met, the remaining unvested MDRT Options were forfeited, leading to the reversal of related share-based compensation expense of RMB9,800 which had initially been recognized in fiscal year 2024. As of December 31, 2025 and June 30, 2026, unrecognized share-based compensation expense related to unvested MDRT Options was nil.

(22) Segment Reporting

During the fiscal year ended December 31, 2025, the Group disposed of Meidiya and its subsidiaries including the operating entity of its former claims adjusting business, which constituted a discontinued operation. As the discontinued operation previously formed the claims adjusting reportable segment, the comparative segment information has been retrospectively revised to reflect continuing operations only. As of June 30, 2026, the Group operated two reportable segments, including i) the insurance agency segment, which mainly consists of providing agency services for distributing life insurance products and brokerage services for distributing non-life insurance products on behalf of insurance companies and ii) health and wellness (“H&W”) segment which mainly consists of the sales of premium tea products. Operating segments are defined as components of an enterprise about which separate financial information is available and evaluated regularly by the Group’s chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

The following table shows the Group’s operations by business segment for the six months ended June 30, 2025 and 2026. Other represents revenue and expenses that are not allocated to reportable segments and corporate related items.

	For the six months ended June 30, 2026
	Agency	H&W	Other	Consolidated
	RMB	RMB	RMB	RMB	USD
	(In thousands)
Total revenues	224,493	1,687	—	226,180	33,334
Operating costs and expenses:	—	—	—	—	—
Cost of revenues	(96,946)	(1,651)	—	(98,597)	(14,531)
Selling expenses	(24,926)	—	—	(24,926)	(3,674)
General and administrative expenses	(51,647)	(11)	(18,087)	(69,745)	(10,279)
Total operating costs and expenses	(173,519)	(1,662)	(18,087)	(193,268)	(28,484)
Operating profit (loss)	50,974	25	(18,087)	32,912	4,850
Loss from fair value change	—	—	(1,112)	(1,112)	(164)
Investment loss	—	—	(804)	(804)	(118)
Reversal of (Provision for) credit losses	(800)	(1)	4,000	3,199	472
Interest income	114	—	7	121	18
Financial cost	(2,954)	—	(2)	(2,956)	(436)
Others,net	(17,115)	0	42,031	24,916	3,672
Income before income taxes	30,219	24	26,033	56,276	8,294
Income Tax expense	(5,223)	—	(2,977)	(8,200)	(1,209)
Net income	24,996	24	23,056	48,076	7,085
Net loss attributable to non-controlling interests	207	—	—	207	31
Net income attributable to AIFU Inc.	25,203	24	23,056	48,283	7,116

AIFU INC.

Notes to the Unaudited Consolidated Financial Statements

(In thousands, except for shares and per share data)

	For the six months ended June 30, 2025
	Agency	Other	Consolidated
	RMB	RMB	RMB
	(In thousands)
Total revenues	297,447	—	297,447
Operating costs and expenses:
Cost of revenues	(142,567)	—	(142,567)
Selling expenses	(33,228)	10,057	(23,171)
General and administrative expenses	(88,327)	(51,180)	(139,507)
Impairment loss
Total operating costs and expenses	(264,122)	(41,123)	(305,245)
Operating profit (loss)	33,325	(41,123)	(7,798)
Loss from fair value change	—	(17,960)	(17,960)
Investment income	10	5,015	5,025
Gains from disposal of subsidiaries	—	6,313	6,313
Interest income	16	16,605	16,621
Financial cost	(2,209)	—	(2,209)
Provision for credit losses	(37)	(487,546)	(487,583)
Others,net	73	22,573	22,646
Income (Loss) before income taxes	31,178	(496,123)	(464,945)
Income tax expense	(5,940)	(2,460)	(8,400)
Net income (loss)	25,238	(498,583)	(473,345)
Less: net loss attributable to non-controlling interests	4,406	—	4,406
Net income (loss) attributable to AIFU Inc.	29,644	(498,583)	(468,939)

Substantially all of the Group’s revenues for the six months ended June 30, 2025 and 2026 were generated from the PRC. A substantial portion of the identifiable assets of the Group is located in the PRC. Accordingly, no geographical segments are presented.

(23) Subsequent events

On September 9, 2026, the Group entered into a share subscription agreement with Expansion Group Ltd. (“Expansion”), pursuant to which Expansion will subscribe for 10,000,000 Class B ordinary shares of the Group, at a price of US$0.002 per Share, which is the par value of the Class B ordinary share, for a total consideration of US$20,000 (the “Issuance”). The Issuance was completed on September 24, 2026. Following the Issuance, Expansion beneficially owned 13 Class A ordinary shares and 10,250,000 Class B ordinary shares of the Group, representing 63.37% of the total issued and outstanding ordinary shares of the Group, and 99.43% of the aggregate voting power of the Group as of September 24, 2026.

On September 24, 2026, the Group entered into a definitive share purchase agreement with certain investors, pursuant to which the investors have agreed to subscribe for, and the Group has agreed to issue and sell to the investors, (i) an aggregate of 45,000,000 Class A ordinary shares, par value US$0.002 per share, of the Group, at a price of $3.0 per share, and (ii) a warrant to purchase up to 90,000,000 additional Class A ordinary shares of the Group. 50% of the warrant will be exercisable at 200% of the Per Share Purchase Price, with the remaining 50% exercisable at 250%. The transaction is expected to generate approximately $135.0 million in gross proceeds from the Share Issuance. Closing of the transaction is expected to occur by the end of October 2026.